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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Analysts International Corporation
(Name of Subject Company)

Analysts International Corporation
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Brittany McKinney
President and Chief Executive Officer
Analysts International Corporation
7700 France Avenue South, Suite 200
Minneapolis, Minnesota 55435
(952) 835-5900
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Michael A. Stanchfield
Jonathan L.H. Nygren
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a) Name and Address

        The name of the subject company is Analysts International Corporation, a Minnesota corporation (the "Company," "AIC," or "we," "our," or "us"), and the address and telephone number of its principal executive offices are 7700 France Avenue South, Suite 200, Minneapolis, Minnesota 55435, (952) 835-5900.

(b) Securities

        The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Statement") relates is the Company's Common Stock, par value $0.10 per share (the "Shares"). As of the close of business on August 29, 2013, there were 5,117,627 Shares outstanding.

Item 2.    Identity and Background of Filing Person

(a) Name and Address

        AIC is the subject company and the person filing this Statement. The Company's name, address and business telephone number are set forth in "Item 1. Subject Company Information," which information is incorporated herein by reference. The Company's website address is www.analysts.com. The information on the Company's website should not be considered a part of this Statement.

(b) Tender Offer and Merger

        This Statement relates to the cash tender offer by American CyberSystems, Inc., a company formed under the laws of the state of Georgia ("Parent" or "ACS"), and ACS Merger Corp., a wholly owned subsidiary of Parent ("Purchaser"). Purchaser has made an offer to purchase all outstanding Shares at a purchase price of $6.45 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes (the "Offer Price"). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the "Schedule TO"), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the "SEC") on September 3, 2013, and is subject to the terms and conditions set forth in the Offer to Purchase dated September 3, 2013 (as it may be amended or supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2013 (as amended from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer and further provides that, following the successful completion of the Offer or upon the election of Parent to terminate the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the "Merger") under the Minnesota Business Corporation Act (the "MBCA") in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by the Company shareholders who properly demand and perfect dissenters' rights under Minnesota law) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation (the "Surviving Corporation").

        The Merger Agreement has been included as an exhibit to this Statement to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in any public reports filed with the SEC by the Company, Parent or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

        Parent formed Purchaser solely for the purpose of acquiring all outstanding Shares of the Company, and Purchaser has not engaged in any activities to date other than those incidental to its formation, entry into the Merger Agreement and commencement of the Offer. According to the Offer to Purchase, the business address and telephone number of Parent and Purchaser are as follows:

  Parent:          2400 Meadowbrook Parkway
                        Duluth, GA 30096
                        Telephone: (770) 493-5588

  Purchaser:    c/o American CyberSystems, Inc.
                        2400 Meadowbrook Parkway
                        Duluth, GA 30096
                        Telephone: (770) 493-5588

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as otherwise described in this Statement, including in the Information Statement included as Annex I hereto, which is incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

        The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, in connection with Parent's right to designate persons to the Company's board of directors (the "Board of Directors" or "Board") other than at a meeting of the shareholders after Parent and its wholly owned subsidiaries, including Purchaser, acquire a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements among the Company, Purchaser and Parent

Merger Agreement

        The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by this reference.

Confidentiality Agreements

        The following summary description of the confidentiality agreements is qualified in its entirety by reference to each confidentiality agreement, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Statement and are incorporated herein by reference.

        The Company and Parent first entered into a confidentiality agreement as of April 30, 2013 (the "Original Confidentiality Agreement"). Pursuant to the Original Confidentiality Agreement, subject to certain exceptions, Parent agreed to keep confidential all written, electronic or oral data, analyses, notes, compilations, studies, reports, interpretations, forecasts, records, statements, documents and information of any kind concerning the Company and any of its affiliates and subsidiaries that the Company provided to Parent.

        Parent agreed under the Original Confidentiality Agreement not to solicit for employment any of the Company's current or future employees for one year after the date of the Original Confidentiality Agreement. In addition, Parent agreed, subject to certain exceptions, to a standstill provision pursuant to which Parent and its affiliates agreed not to take certain acquisition-related actions for one year after the date of the Original Confidentiality Agreement, without being invited by the Company to do so.

        The Company and Parent entered into a second confidentiality agreement as of June 11, 2013 (the "Revised Confidentiality Agreement"). Pursuant to the Revised Confidentiality Agreement, subject to certain exceptions, each of Parent and the Company agreed to keep confidential all written, electronic or oral data, analyses, notes, compilations, studies, reports, interpretations, forecasts, records, statements, documents and information of any kind concerning the other party and any of its affiliates and subsidiaries that Parent or the Company, as applicable, provided to the other party.

        Parent agreed under the Revised Confidentiality Agreement not to solicit for employment any of the Company's current or future employees for one year after the date of the Revised Confidentiality Agreement. In addition, Parent agreed, subject to certain exceptions, to a standstill provision pursuant to which Parent and its affiliates agreed not to take certain acquisition-related actions for one year after the date of the Revised Confidentiality Agreement, without being invited by the Company to do so.

Exclusivity Agreement

        The following summary description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

        On August 7, 2013, the Company and Parent entered into an exclusivity agreement (the "Exclusivity Agreement") whereby, in consideration of the time, effort and money that Parent will be required to expend, the Company agreed that, for a period beginning as of the execution of the Exclusivity Agreement and ending on 5:00 p.m. Central Time on August 30, 2013, the Company would (1) cease any negotiations with respect to transactional alternatives to the Offer and the Merger, (2) not solicit or facilitate the submission of a competing transaction, (3) not participate in any discussions or negotiations with any third party with respect to any competing transaction, (4) not enter into any agreement, arrangement or understanding with any third party with respect to a competing transaction or (5) not otherwise cooperate in any way with, or assist or participate in, encourage or facilitate any effort or attempt by any third party to do or seek to do any of the foregoing. Upon the execution of the Merger Agreement, the Exclusivity Agreement was replaced by the non-solicitation provisions in the Merger Agreement. See the discussion of the Merger Agreement in the Offer to Purchase, which is incorporated herein by reference, and the copy of the Merger Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Arrangements with the Company's Current Executive Officers and Directors

        In considering the recommendation of the Company's Board of Directors to tender the Shares in the Offer, shareholders should be aware that the Company's executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of the Company's shareholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Tender and Support Agreements

        All of the Company's directors, in their capacities as shareholders of the Company, have entered into tender and support agreements, dated August 27, 2013, with Parent in which they have agreed, among other things, to (i) tender their Shares in the Offer within ten Business Days after commencement of the Offer; (ii) vote all of their Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated therein; (iii) vote all of their Shares against any alternative business combination transaction; and (iv) refrain from taking certain actions that could delay, prevent or frustrate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

        Each shareholder who is a party to a tender and support agreement also agreed that, subject to limited exceptions, the shareholder will not transfer or agree to transfer any of the shareholder's Shares, other than with Parent's prior written consent, or grant any proxy or power-of-attorney, deposit into a voting trust or enter into any voting agreement with respect to those Shares other than pursuant to the tender and support agreement.

        In addition, each shareholder executing a tender and support agreement has granted an irrevocable proxy to Parent to vote their Shares in favor of the approval and adoption of the Merger Agreement and against any alternative business combination transaction. However, the tender and support agreement does not limit or affect the shareholder's rights or obligations as a director of the Company.

        As of the date of the tender and support agreement, our shareholders that have executed a tender and support agreement owned, directly or indirectly, 165,509 Shares in the aggregate, or approximately 3.23%, of our common stock.

        The foregoing description is qualified in its entirety by reference to the tender and support agreements, which are attached as Exhibits (e)(23) to (e)(29) hereto and are incorporated herein by reference.

Consideration Payable Pursuant to the Offer

        If each of the Company's directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company's other shareholders. As of August 29, 2013, the Company's directors and executive officers (and persons and entities affiliated with them) owned in the aggregate 186,609 Shares. If the Company's directors and executive officers (and persons and entities affiliated with them) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by Purchaser, the directors and executive officers would receive an aggregate of approximately $1,203,628 in cash, subject to any withholding required by applicable tax laws. The beneficial ownership of the Company's directors and executive officers is further described in the Information Statement under the heading "Security Ownership of Principal Shareholders and Management."

Special Committee Fees

        As described in more detail in "Item 4. The Solicitation or Recommendation," to this Schedule 14D-9, the Board appointed a special committee of the Board, comprised of the five independent directors of the Company, for the purpose of evaluating strategic alternatives that could enhance shareholder value (the "Special Committee"). As compensation for their service on the Special Committee, regardless of the success of the transactions contemplated by the Merger Agreement, each Special Committee member will receive $25,000 and the Chairman of the Special Committee will receive $40,000 (the "Special Committee Fees"). The Special Committee Fees are in addition to any other fees earned by such individuals for their service on the Board.

Effect of the Offer and the Merger Agreement on Stock Options

        Our 2009 Equity Incentive Plan (the "2009 Plan") provides that, if a Change of Control (as defined in the 2009 Plan) of the Company occurs, then the Board may provide for certain actions relating to the options outstanding under the 2009 Plan (the "2009 Options"), including the cancellation of all outstanding 2009 Options not exercised prior to a date specified by the Board (which date is to give participants under the 2009 Plan a reasonable period of time in which to exercise such 2009 Option prior to the effective time of such Change of Control). The form of award agreements for stock options granted under the 2009 Plan provides that stock options become fully vested and exercisable upon a Change of Control. Purchaser's acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer or consummation of the Merger will constitute a Change of Control under the 2009 Plan. Pursuant to the Merger Agreement, if the exercise price of any vested or unvested 2009 Option is equal to or greater than the Merger Consideration, such 2009 Option shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect. If the exercise price of any vested or unvested 2009 Option is less than the Merger Consideration, then such 2009 Option will terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time in exchange for the right to receive an amount in cash per Share subject to the 2009 Option equal to (a) the Offer Price, without interest, less (b) the exercise price payable in respect of each Share issuable under the 2009 Option. Following the earlier of the Acceptance Time or the Effective Time, no 2009 Option that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time shall remain outstanding and the former holder of such 2009 Option shall cease to have any rights with respect thereto, other than the right to receive the consideration described in this paragraph. The Surviving Corporation must pay the amount so calculated, net of applicable taxes, as soon as practicable following the earlier of the Acceptance Time or the Effective Time (but in no event later than three Business Days (as defined in the Merger Agreement) thereafter). Our Board will terminate the 2009 Plan effective as of the Effective Time.

        Our 2004 Equity Incentive Plan (the "2004 Plan") provides that, if a transaction (as defined in the 2004 Plan) occurs, then the Board may provide for certain actions relating to the options outstanding under the 2004 Plan (the "2004 Options"), including the cancellation of all outstanding 2004 Options not exercised prior to a date specified by the Board (which date is to give participants under the 2004 Plan a reasonable period of time in which to exercise such 2004 Option prior to the effective time of such transaction). The Merger will constitute a transaction under the 2004 Plan. Pursuant to the Merger Agreement, if the exercise price of any vested or unvested 2004 Option is equal to or greater than the Merger Consideration, such 2004 Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect. If the exercise price of any vested or unvested 2004 Option is less than the Merger Consideration, then such 2004 Option shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive an amount in cash per Share subject to the 2004 Option equal to (a) the Offer Price, without interest, less (b) the exercise price payable in respect of each Share issuable under the 2004 Option. Following the Effective Time, no 2004 Option that was outstanding immediately prior to the Effective Time shall remain outstanding and the former holder of such 2004 Option shall cease to have any rights with respect thereto, other than the right to receive the consideration described in this paragraph. The Surviving Corporation must pay the amount so calculated, net of applicable taxes, as soon as practicable following the Effective Time (but in no event later than three Business Days (as defined in the Merger Agreement) thereafter). Our Board will terminate the 2004 Plan effective as of the Effective Time.

        Our 2000 Nonqualified Stock Option Plan (the "2000 Plan") provides that, if a transaction (as defined in the 2000 Plan) occurs, all outstanding stock options (the "2000 Options") shall become immediately exercisable whether or not such 2000 Options had become exercisable prior to the transaction. In addition, the Board may provide for certain actions relating to the 2000 Options, including the cancellation of all outstanding 2000 Options not exercised prior to a date specified by the Board (which date is to give participants under the 2000 Plan a reasonable period of time in which to exercise such 2000 Options prior to the effective time of such transaction). The Merger will constitute a transaction under the 2000 Plan. Pursuant to the Merger Agreement, if the exercise price of any vested or unvested 2000 Option is equal to or greater than the Merger Consideration, such 2000 Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect. If the exercise price of any vested or unvested 2000 Option is less than the Merger Consideration, then such 2000 Option shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive an amount in cash per Share subject to the 2000 Option equal to (a) the Offer Price (as defined in the Merger Agreement), without interest, less (b) the exercise price payable in respect of each Share issuable under the 2000 Option. Following the Effective Time, no 2000 Option that was outstanding immediately prior to the Effective Time shall remain outstanding and the former holder of such 2000 Option shall cease to have any rights with respect thereto, other than the right to receive the consideration described in this paragraph. The Surviving Corporation must pay the amount so calculated, net of applicable taxes, as soon as practicable following the Effective Time (but in no event later than three Business Days (as defined in the Merger Agreement) thereafter). Our Board will terminate the 2000 Plan effective as of the Effective Time.

        Our 1999 Stock Option Plan (the "1999 Plan") and our 1996 Stock Option Plan for Non-Employee Directors (the "1996 Plan") provide that the Committee (as defined in each of the 1999 Plan and 1996 Plan) may amend the 1999 Plan and 1996 Plan, as applicable, as it may deem proper and in the best interests of the Company, provided, however, that no such action shall affect or impair any options previously granted under the 1999 Plan or the 1996 Plan, as applicable. In addition, the 1996 Plan allows the Committee to terminate the 1996 Plan, but not any of the options outstanding under the 1996 Plan (the "1996 Options"), at any time. Therefore, we are not able to cancel the options issued under the 1999 Plan (the "1999 Options") or the 1996 Options unless we enter into a cancellation agreement with each respective holder of outstanding 1999 Options and 1996 Options, as the case may be. Pursuant to the Merger Agreement, if an option cancellation agreement is signed by the holder of a 1999 Option or 1996 Option, as the case may be, if the exercise price of any vested or unvested 1999 Option or 1996 Option is equal to or greater than the Merger Consideration, such 1999 Option or 1996 Option, as applicable, shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect. If the exercise price of any vested or unvested 1999 Option or 1996 Option is less than the Merger Consideration, then such 1999 Option or 1996 Option, as applicable, will terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time in exchange for the right to receive an amount in cash per Share subject to the 1999 Option or 1996 Option, as applicable, equal to (a) the Offer Price, without interest, less (b) the exercise price payable in respect of each Share issuable under the 1999 Option or 1996 Option, as applicable. Following the earlier of the Acceptance Time or the Effective Time, no 1999 Option or 1996 Option that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time and with respect to which an option cancellation agreement has been signed shall remain outstanding and the former holder of such 1999 Option or 1996 Option, as applicable shall cease to have any rights with respect thereto, other than the right to receive the consideration described in this paragraph. The Surviving Corporation must pay the amount so calculated, net of applicable taxes, as soon as practicable following the earlier of the Acceptance Time or the Effective Time (but in no event later than three Business Days (as defined in the Merger Agreement) thereafter). Our Board will terminate the 1999 Plan and 1996 Plan effective as of the Effective Time.

        The table below sets forth information regarding the vested and unvested stock options held by the Company's directors and executive officers as of August 29, 2013 with an exercise price per share less than the Merger Consideration.

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Lynn Blake (Chief Financial Officer)	25,000	4.28	54,250	54,250
Brigid Bonner (Director)	1,600	2.20	6,800
	1,600	3.35	4,960
	1,600	2.49	6,336
	1,600	5.75	1,120
	1,600	3.24	5,136	24,352
Krzysztof Burhardt (Director)	2,400	2.20	10,200
	1,600	3.35	4,960
	1,600	2.49	6,336
	1,600	5.75	1,120
	1,600	3.24	5,136	27,752
Joseph Dunsmore (Director)	1,600	6.25	320
	1,600	2.20	6,800
	1,600	3.35	4,960
	1,600	2.49	6,336
	1,600	5.75	1,120
	1,600	3.24	5,136	24,672
Galen Johnson (Director)	1,600	2.20	6,800
	1,600	2.25	6,720
	1,600	3.35	4,960
	1,600	2.49	6,336
	1,600	5.75	1,120
	1,600	3.24	5,136	31,072
Brittany McKinney (Chief Executive Officer and Director)	7,500	3.75	20,250
	2,500	3.75	6,750
	15,000	2.82	54,450
	42,088	4.40	86,281
	7,912	4.40	16,220
	16,250	5.78	10,888	194,839
Douglas Neve (Director)	1,600	2.20	6,800
	1,600	2.25	6,720
	2,400	3.35	7,440
	2,400	2.49	9,504
	2,400	5.75	1,680
	2,400	3.24	7,704	39,848

Effect of the Offer and the Merger Agreement on Restricted Stock Units

        We have restricted stock units outstanding under our 2009 Plan (the "Restricted Stock Units"). Our 2009 Plan provides that, if a Change of Control (as defined in the 2009 Plan) of the Company occurs, then the Board may provide for certain actions relating to the Restricted Stock Units, including the cancellation of any Restricted Stock Unit for which the risk of forfeiture has not lapsed. The form of award agreement for Restricted Stock Units granted under the 2009 Plan provides that restricted stock unit awards become fully vested on a Change of Control. Purchaser's acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a Change of Control under the 2009 Plan. The Merger Agreement provides that each Restricted Stock Unit that is outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time. In exchange for such cancelled Restricted Stock Units, each former holder of a Restricted Stock Unit will have the right to receive cash equal to (i) the number of Shares subject to the Restricted Stock Unit multiplied by (ii) the Merger Consideration, net of any withholding taxes. Following the earlier of the Acceptance Time or the Effective Time, no such Restricted Stock Unit that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time shall remain outstanding and each former holder of any such Restricted Stock Unit shall cease to have any rights with respect thereto, except for the right to receive the consideration described in this paragraph. The Company must pay the amount so calculated, net of applicable taxes, as soon as practicable following the earlier of the Acceptance Time or the Effective Time (but in no event later than three Business Days thereafter).

        The table below reflects the number of Restricted Stock Units held by the executive officers and directors of the Company as of August 29, 2013, and the aggregate cash consideration they will receive for those Restricted Stock Units rounded to the nearest dollar (without taking into account any applicable tax withholdings).

Name	Number of Shares Underlying Restricted Stock Units	Total ($)
Lynn Blake	12,500	80,625
Brittany McKinney	20,626	133,038

Change in Control Severance Pay Plan

        The purchase of Shares pursuant to the Offer constitutes a Change of Control (as the term is defined in our Change in Control Severance Pay Plan), as amended (the "Change in Control Plan"). Three senior executives are covered by our Change in Control Plan, including Ms. McKinney and Ms. Blake. The purpose of the Change in Control Plan, which took effect on March 1, 2011 and was amended on August 27, 2013, is to provide benefits to certain "qualified employees" whose employment is terminated in connection with a Change of Control. For purposes of the Change in Control Plan, the term "qualified employee" means any individual who (i) is either (a) an officer of the Company in the position of Senior Vice President or above whose employment has been approved by the Board or the Compensation Committee of the Board (the "Compensation Committee"), or (b) a management level or other highly compensated employee of the Company who is selected as a "qualified employee" by the Board or the Compensation Committee; (ii) is not a party to a separate written agreement with the Company which expressly provides that the individual is not eligible to participate in the Change in Control Plan; and (iii) is not a party to an agreement with the Company that provides severance benefits to the individual in the event of a Change of Control.

        A participant in the Change in Control Plan will be entitled to certain severance payments and benefits if (i) the participant's employment is terminated by us without "Cause" or by the participant for "Good Reason" (as such terms are defined in the Change in Control Plan), and (ii) such termination occurs either (a) within the period beginning on the date of a Change of Control and ending on the last day of the twelfth month that begins after the month in which the Change of

Control occurs, or (b) prior to a Change of Control if the termination occurs in connection with the Change of Control.

        If terminated or separated from the Company under the circumstances set forth above, a participant will be entitled to a lump sum payment equal to the participant's annual base salary then in effect, which will be paid within ten days of the later of the termination date or the date of the Change of Control.

        The foregoing description is qualified in its entirety by reference to the Change in Control Plan, as amended, which is attached as Exhibits (e)(14) and (e)(15) hereto and is incorporated herein by reference.

Retention/Transaction Bonus Agreements

        The Company entered into Retention/Transaction Bonus Agreements with each of Brittany McKinney and Lynn Blake on August 27, 2013 (each, a "Retention Agreement"), to continue each of their employment with the Company through the closing of the transaction. Each Retention Agreement provides a bonus payment that will be calculated pursuant to a formula based on the Offer Price and a Target Value (as defined herein). The bonus is payable if (i) Ms. McKinney or Ms. Blake, as applicable, remains employed by the Company during the entire period beginning on August 27, 2013 and ending upon the closing of the Merger and (ii) the Merger is consummated (the "Conditions"). The maximum amount that can be paid under the Retention Agreements is $256,800 for Ms. McKinney and $128,400 for Ms. Blake (the "Target Value"). The formula for the bonuses is as follows:

  Bonus = PRB * Target Value

  PRB = 25 + 83.333(SP-6.05)

"PRB" means percentage of Target Value and "SP" means the per Share consideration payable to the shareholders generally upon the closing of the Merger (which is equal to the Offer Price). If the Conditions are satisfied, based on an Offer Price of $6.45, Ms. McKinney would receive a bonus of $149,800 and Ms. Blake would receive a bonus of $74,900.

        The foregoing description is qualified in its entirety by reference to the Retention Agreements which are attached as Exhibits (e)(17) and (e)(18) hereto and incorporated herein by reference.

Employment Agreements

        The Company has employment agreements with Ms. McKinney (the "McKinney Agreement") and Ms. Blake (the "Blake Agreement"), which include confidentiality and non-competition provisions, and also provide for payment of severance compensation if the Company terminates any of these executive officers' employment without cause. In addition, the McKinney Agreement provides for severance if she resigns due to the occurrence of certain events described in the McKinney Agreement that occur without her written consent.

        If Ms. McKinney's employment is terminated by the Company without "Good Cause" (as defined in the McKinney Agreement) or by Ms. McKinney on the basis of a constructive termination without Cause (as defined in the McKinney Agreement), the Company will pay to Ms. McKinney a lump sum equal to her annual base salary then in effect and will also pay her an incentive compensation bonus for the then-current fiscal year, prorated over the portion of the fiscal year for which she was employed, to the extent accrued as of the date of termination without Cause, and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months, as soon as practicable following her execution (and non-revocation) of a general release of claims in form and substance acceptable to the Board of Directors.

        If Ms. Blake's employment is terminated by the Company during the original term or any renewal term without "Cause" (as defined in the Blake Agreement), the Company will pay severance to Ms. Blake by continuing to pay her base compensation for twelve months after any such termination and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months, provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. If the Company terminates Ms. Blake's employment for Cause, no severance is payable and the Company will have no further obligation or liability to her. If the Company elects not to renew the Agreement beyond expiration of the then-current term, the Company will pay severance to Ms. Blake by continuing to pay her base compensation for six months after the Blake Agreement expires and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months, provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company.

        For further information with respect to the arrangements between the Company and Ms. McKinney and Ms. Blake, please also see the Information Statement, including the information under the heading "Employment and Other Agreements—Named Executive Officers Currently Employed by the Company."

        The foregoing description is qualified in its entirety by reference to the McKinney Agreement and Blake Agreement, as applicable, which are attached as Exhibits (e)(13), (e)(16) and (e)(35) hereto and incorporated by reference herein.

Employee Benefits

        The Merger Agreement provides that Purchaser will honor and cause the Surviving Corporation to honor all of the Company's employee benefit plans, deferred compensation, retention, severance, change-in-control, bonus, incentive, equity compensation, fringe benefit, retirement, vacation and other paid time off and other compensatory or employee benefit plan, contract or arrangement maintained by the Company for any employee, independent contractor, officer or director of the Company (other than the 1996 Plan, 1999 Plan, 2000 Plan, 2004 Plan, and 2009 Plan (collectively, the "Stock Plans"), which will be terminated as described above, and the employee stock purchase plan, which will also be terminated) and all of the Company's employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time (the "Employee Benefit Plans"). The Merger Agreement provides that the Purchaser or the Surviving Corporation have the right to amend, terminate or otherwise modify any such Employee Benefit Plan from and after the Effective Time. Nothing in the Merger Agreement obligates Purchaser or the Surviving Corporation to employ any person for any period of time after the Effective Time.

        For purposes of vesting, eligibility to participate and the level of benefits under the employee benefit plans of Purchaser providing benefits to any of the Company's employees after the Effective Time, each employee will be credited with his or her years of service with the Company and its predecessors before the Effective Time, to the same extent that the employee was entitled, immediately before the Effective Time, to credit for such service under any similar employee benefit plans in which the employee participated immediately prior to the Effective Time.

Indemnification of Directors and Officers

        Section 302A.521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation's articles and bylaws. The Company's articles of incorporation and bylaws do not limit the extent of the indemnification provided for in Section 302A.521. Pursuant to the MBCA and the Company's Articles of Incorporation

(as amended, the "Company Charter"), directors do not have personal liability to the Company for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision in the Company Charter became effective. In addition, the Company's bylaws (as amended, the "Company Bylaws") provide for the indemnification of the Company's officers and directors to the fullest extent permitted by Section 302A.521 of the MBCA. We also have purchased and maintain directors' and officers' liability insurance.

        Pursuant to the Merger Agreement, all rights to advancement of expenses, indemnification and exculpation by the Company existing as of the date of the Merger Agreement in favor of each person who is as of such date, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company as provided in the Company Charter or the Company Bylaws will survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs.

        Pursuant to the Merger Agreement, subject to certain limitations, Purchaser will either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors' and officers' liability insurance policy that is in effect on the date of the Merger (the "D&O Insurance") covering acts or omissions at or prior to the Effective Time with respect to those persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with the Company, a "tail" directors' and officers' liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the D&O Insurance subject to a maximum annual premium equal to 250% of the Company's current annual premium. The persons who are covered by the D&O Insurance as of the Effective Time are intended third party beneficiaries of the provision of the Merger Agreement described in this paragraph.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company's financial and legal advisors, at meetings held on August 27, 2013, a Special Committee consisting solely of independent directors and the Board of Directors unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company's shareholders, and the Special Committee and the Board of Directors unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option.

        Accordingly, and for the reasons described in more detail below, each of the Special Committee and the Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares (as defined below under the heading "Top-Up Option" in "Item 8. Additional Information")) are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement, the plan of merger included in the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares); and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the plan of merger included in the Merger Agreement.

        In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board of Directors consulted with the Company's management, as well as the Company's financial and legal advisors, and took into account a number of reasons, described under "Reasons for Recommendation" below.

        The joint press release issued by the Company and Parent is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

        The Board, together with Company management, periodically reviews and assesses the Company's operations and financial performance, competitive position, industry trends, and potential strategic initiatives.

        On December 11, 2012, the Company's Board of Directors held a regularly scheduled meeting at which it discussed the Company's strategic and operating plans for 2013. During the discussion, the Company's chief executive officer, Brittany McKinney, described the rapidly changing competitive landscape in which the Company operates, including issues that Ms. McKinney had previously discussed with the Board such as employee retention and turnover challenges. Other directors discussed the competitive forces facing smaller staffing firms such as the Company as well as various ways to increase revenues in 2013 and to maximize shareholder value. During the discussion, the Board analyzed the execution risks involved with management's proposed operating plan. The Board also discussed that various third parties had made overtures from time to time regarding a potential business-combination transaction involving the Company, which overtures had not resulted in substantive third-party discussions. Ms. McKinney also reported on the Schedule 13D filing made by Heartland Advisors, Inc. the prior day, in which Heartland Advisors stated its belief that the Company should not be public and that the Company should engage a financial advisor to evaluate strategic alternatives related to maximizing shareholder value, including a sale or merger of the Company. Ms. McKinney then discussed the mounting feedback that had been received from other shareholders of the Company, in which those shareholders expressed concern over the Company's long-term share-price performance, lack of liquidity, and similar market-based factors. In light of the challenges facing the Company, the unsolicited preliminary inquiries relating to a possible business-combination transaction, and the views of the Company's significant shareholders, the Board appointed a special committee of the Board, comprised of the five independent directors, for the purpose of evaluating strategic alternatives that could enhance shareholder value. The chairman of the Board, Doug Neve, was appointed chairman of the Special Committee.

        On December 21, 2012, the Special Committee met to consider the engagement of independent legal counsel to the committee, based on interviews of three firms recently conducted on the committee's behalf by Mr. Neve and the Company's acting general counsel, Robert Woods. At the conclusion of the meeting, the committee authorized the engagement of Faegre Baker Daniels LLP ("FaegreBD") to serve as its legal counsel.

        On January 4, 2013, the Special Committee met to discuss the challenges and opportunities facing the Company and the range of strategic options, including a sale of the Company, that the Company could take to increase shareholder value, including the risks, benefits, and timing of various options. At the conclusion of the meeting, the Special Committee determined to interview investment banking firms to serve as financial advisor to the committee. Members of the committee interviewed three such firms on January 14, 2013. At the conclusion of those interviews, the committee selected Cherry Tree & Associates, LLC ("Cherry Tree") as its financial advisor. The Company, on behalf of the Special Committee, and Cherry Tree entered into an engagement letter related to the strategic-review process on January 18, 2013.

        During January and February 2013, Cherry Tree worked with Company management to evaluate the Company, the competitive landscape in the Company's industry, and potential strategic alternatives. On February 19, 2013, Cherry Tree met with the Special Committee to provide an interim update regarding its analyses.

        On March 7, 2013 Cherry Tree met with the Special Committee and the full Board to present Cherry Tree's financial analyses of various possible strategic alternatives, including continuing to operate the Company on a stand-alone basis, acquisitions by the Company, a sale of the Company, a merger of equals, a leveraged recapitalization, or a combination of transactions. FaegreBD advised the directors regarding their fiduciary duties under Minnesota law. Following discussion, the Special Committee directed Cherry Tree and management to work together to develop a summary of how the Company would be marketed to potential strategic partners if the Special Committee elected to pursue a sale of the Company and to develop an updated financial forecast for the Company.

        On April 9, 2013 Company management and Cherry Tree reported to the Special Committee and the full Board on how they would position the Company for sale, noting that the Company's main strengths include its long-standing, marquee client base and strength in the Central U.S. region. The Special Committee also reviewed the updated financial forecast prepared by management. At the conclusion of the meeting, the Special Committee approved moving forward with a process to actively explore the sale of the Company because the Special Committee determined that pursuing this approach had the greatest likelihood of creating the highest value for shareholders. The Company, on behalf of the Special Committee, and Cherry Tree entered into an engagement letter related to the sale exploration process on April 17, 2013 pursuant to which Cherry Tree was engaged as the exclusive finance advisor to the Company. During the remainder of the month of April, management, with assistance from Cherry Tree, developed a confidential offering memorandum to be used in the sale process.

        Between late April and early June, Cherry Tree contacted 81 potential strategic and financial buyers in North America, Europe, and Asia, including ACS. During that time, Cherry Tree and FaegreBD negotiated and entered into confidentiality agreements with 23 prospective bidders. With the exception of one entity, each entity that entered into a confidentiality agreement received a copy of the confidential offering memorandum. Cherry Tree first contacted ACS on April 24, 2013. The confidentiality agreement between ACS and the Company was finalized and executed by ACS on April 30, 2013, and Cherry Tree sent ACS a copy of the offering memorandum on May 2, 2013.

        On May 3, 2013 and May 21, 2013, the Special Committee met with Cherry Tree and FaegreBD to review the status of the sale process. Based on the Special Committee's instructions, Cherry Tree requested that potential bidders submit initial non-binding indications of interest no later than June 11.

        Between late April and early June, these prospective buyers conducted due diligence investigations of the Company based on materials posted to an electronic data room, together with telephonic meetings with Company management.

        From June 11, 2013 to June 19, 2013 Cherry Tree received eight non-binding initial indications of interest, including from ACS, for the acquisition of the Company. The per-share prices offered in those initial indications of interest ranged from $4.25 to $6.75. ACS's initial indication of interest, submitted on June 11, 2013, proposed an acquisition price of $5.00 to $6.00 per share. Between June 12, 2013 and June 19, 2013 Cherry Tree contacted certain bidders, including ACS, encouraging them to raise their offer prices in order to advance to the next round of the process. On June 19, 2013 ACS submitted a revised indication of interest to acquire the Company at a per-share price of $6.00 to $6.50 per share. On June 19, 2013 the Company's closing stock price was $4.16 per share.

        On June 20, 2013 the Special Committee met with Cherry Tree and FaegreBD to evaluate the eight non-binding initial indications of interest that had been received. At the conclusion of the meeting, the committee authorized Cherry Tree to invite the five companies that had bid at least $6.00 per share, including ACS, to the next round of the sale process. Based on the Special Committee's instructions, Cherry Tree requested that potential bidders submit definitive non-binding acquisition proposals, including comments to a proposed merger agreement drafted by FaegreBD, no later than August 1, 2013.

        From late June through July, the Company provided additional due diligence information to, and conducted additional management meetings with, the five second-round bidders. On July 25, 2013 one of those bidders notified Cherry Tree that it was dropping out of the sale process in order to focus on an alternative transaction.

        On July 30, 2013 the Special Committee met with Cherry Tree and FaegreBD to receive an update on the sale process.

        On August 1, 2013 the four remaining bidders submitted their definitive non-binding acquisition proposals. Three of the four bidders, including ACS, submitted detailed comments on the proposed merger agreement as part of their proposals. The per-share acquisition prices in these four definitive proposals ranged from $5.25 to $6.25 per share. Two of the bidders, including ACS, noted that their offer was contingent on obtaining necessary third-party financing. ACS's definitive proposal on August 1, 2013 indicated a per-share acquisition price of $6.00 to $6.25 per share. The Company's closing stock price on August 1, 2013 was $3.98 per share.

        Between August 2, 2013 and August 6, 2013 Cherry Tree had price discussions with the two highest bidders—ACS and another strategic bidder. ACS had offered between $6.00 to $6.25 per share with a financing contingency, and the other bidder had offered $6.00 per share without such a condition. In addition, FaegreBD negotiated changes to the draft merger agreement with counsel to ACS during this time. Each of the bidders demanded a period of exclusive negotiations before committing additional time and resources to the proposed acquisition.

        On August 5, 2013 the other bidder raised its proposal to $6.12 per share, again without the requirement of a financing contingency.

        Between August 3, 2013 and August 6, 2013 ACS delivered revised proposals of $6.35 and then $6.45 per share, which ACS stated was the maximum amount that it was willing to pay to acquire the Company. ACS also agreed to several favorable changes to the draft merger agreement, including provisions designed to provide for greater certainty of closing, together with a lower termination fee should the Company Board or Special Committee change its recommendation of the ACS transaction or terminate the ACS transaction in order to accept an unsolicited superior offer and a reverse termination fee should ACS not be able to obtain the required financing. ACS also provided Cherry Tree with additional information regarding its financial condition and the sources and uses of its proposed financing. The Company's closing stock price on August 6, 2013 was $4.02 per share.

        On August 7, 2013 the Special Committee met to review the final acquisition proposals that had been received and negotiated. Cherry Tree presented its financial analysis of the proposals. Cherry Tree also reviewed a discounted cash flow analysis it had performed on the Company. FaegreBD reviewed the material legal terms and conditions of the final ACS proposal, including the provisions that had been negotiated in the Company's favor in the prior few days. Cherry Tree then shared its analysis of ACS's balance sheet and its ability to finance the proposed acquisition. At the conclusion of the discussions with its financial and legal advisers, the Special Committee engaged with management in a comparison of the proposed ACS transaction with management's outlook for continuing to operate the Company as a stand-alone public company. At the end of the discussions, the Special Committee authorized management and FaegreBD to negotiate a customary exclusivity agreement with ACS covering a period not to extend beyond August 30, 2013. The Company and ACS then negotiated and entered into an exclusivity agreement late in the evening on August 7, 2013, which provided ACS with exclusivity through August 30, 2013.

        During the period between August 8 and August 27, ACS completed its due diligence investigation of the Company, and FaegreBD and ACS's counsel negotiated the definitive merger agreement. Cherry Tree and FaegreBD provided Mr. Neve and Ms. McKinney with periodic updates during this time regarding outstanding issues in the negotiations.

        On August 26, 2013 ACS delivered copies of its signed financing commitment letters to Cherry Tree.

        On August 27, 2013 the Compensation Committee of the Board met to consider the terms of the amendment to the Change in Control Plan; the Retention Agreements; the plans, agreements, programs, policies or other arrangements of the Company which were in effect or agreed to by the Company as of August 27, 2013 and identified by the Compensation Committee (the "Compensatory Arrangements"); and the plan to cash out and cancel the Company's outstanding equity awards. After discussion, the Compensation Committee adopted resolutions approving the amendment to the Change in Control Plan, the Retention Agreements, and the cancellation of equity awards and providing that the Compensatory Arrangements are "employment compensation, severance or other employee benefit arrangements" within the safe harbor from the best price rule set forth in Rule 14d-10(d)(1) promulgated under the Exchange Act. After the meeting, the Company, Ms. McKinney, and Ms. Blake, as applicable, signed the amendment to the Change in Control Plan and the Retention Agreements.

        On August 27, 2013 the Special Committee and the full Board of Directors met with management, Cherry Tree, and FaegreBD to consider the proposed acquisition of the Company by ACS. Cherry Tree and FaegreBD reviewed the material terms and conditions of the definitive merger agreement, the support agreements, ACS's financing commitment letters, and the proposed resolutions to be adopted. Cherry Tree reviewed its financial analysis of the $6.45 per-share consideration to be paid to Company shareholders pursuant to the Merger Agreement. Cherry Tree then rendered to the Special Committee Cherry Tree's oral fairness opinion, which was confirmed by delivery of a written opinion dated the same day that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and limitations on the review undertaken as set forth in the opinion, the $6.45 per-share consideration to be received in the Offer and the Merger by holders of shares of the Company's common stock is fair to such holders from a financial point of view. FaegreBD reviewed with the directors their fiduciary duties under Minnesota law.

        Following these presentations, and after considering all of the factors that it deemed relevant, the Special Committee unanimously recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated in the Merger Agreement. Promptly following the Special Committee's action, the full Board met to act upon the Special Committee's recommendation. Based upon that recommendation, and considering all of the factors that it deemed relevant, the Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders, and unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Later on August 27, 2013 the parties finalized and entered into the Merger Agreement.

        On the morning of August 28, 2013 ACS and the Company issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Board and the Special Committee

        Prior to approving the Merger Agreement and recommending that shareholders tender their shares pursuant to the Offer, the Board and the Special Committee considered a number of factors, including the following:

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  The Special Committee's and the Board of Directors' belief that the offer price of $6.45 per share represents fair value for the shares, taking into account the directors' familiarity with the Company's business, prospects, financial condition, results of operations, and strategic and operating plans, including the significant strengths represented by the Company's long-term client relationships.

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  The challenges and risks that the Company has faced, and would likely continue to face, if it remained an independent company, including competition from much larger firms possessing greater financial resources and more comprehensive service offerings, recruiting and retention of qualified personnel, changing client demands and pricing pressures, execution risks involved with the implementation of management's key objectives for the Company, the additional costs and burdens involved with being a micro-cap public company, and general market risks.

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  The Company's historical trading prices, volumes, and liquidity, and the fact that, as of August 26, 2013, the Offer represented a premium of 59.7% over the Company's most recent closing price, 62.4% over the Company's 30-day volume-weighted average price, and 75.6% over the Company's one-year volume-weighted average price.

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  The relative lack of trading volume for, and analyst coverage of, the Company's shares.

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  The competitive bidding process involving a large number of potential acquirers and the arm's-length negotiations with ACS, which led the Board to believe that the offer represented the highest price reasonably attainable for the Company's shareholders.

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  The course of negotiations between the Company and ACS, which resulted in an increase from a range of $6.00-6.25 to $6.45 in the price per share offered by ACS.

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  The Board's determination that the substantial immediate premium offered by ACS was preferable to Company shareholders as compared to a speculative return in the uncertain event that the Company's share price would rise above $6.45 sometime in the future.

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  The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value for Company shareholders.

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  Although ACS's proposal contains a financing contingency, the Board's belief that ACS will be able to obtain the required financing.

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  The Board's determination that the other conditions to ACS's obligation to consummate the Offer and the Merger are customary and not unduly onerous.

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  The opinion, dated August 27, 2013, of Cherry Tree to the Special Committee as to the fairness, from a financial point of view and as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and limitations on the review undertaken as set forth in the opinion, of the $6.45 per-share consideration to be received in the Offer and the Merger by holders of shares of the Company's common stock, as more fully described below under "Item 8. Additional Information."

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  The belief of the Special Committee and the Board of Directors, after consultation with the Company's financial and legal advisors and the review of the other strategic opportunities reasonably available to the Company, including continuing to operate as an independent company, in each case taking into account the potential benefits, risks, and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company's best prospect for maximizing shareholder value.

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  The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a Merger for the same per-share cash payment, thereby enabling shareholders to obtain the benefits of the transaction at the earliest practicable time and reducing any period of uncertainty for the Company's clients, employees, and consultants.

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  The requirements for ACS to extend the Offer if the offer conditions are not satisfied as of the scheduled expiration date.

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  The Board's ability, under the "fiduciary out" provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon the payment of a termination fee of $1.0 million (approximately 3% of the transaction value), and the belief of the Special Committee and the Board of Directors, after discussion with the Company's advisors, that the termination fee was on the lower side of the range of termination fees payable in similar transactions.

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  The availability of statutory dissenters' rights upon completion of the Merger to the Company's shareholders who do not tender their shares in the Offer or vote in favor of the Merger and otherwise comply with all the required procedures under the MBCA, which allows such shareholders to seek payment of the fair value of their shares as determined by the Minnesota courts.

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  The support agreements entered into by the individual directors to tender their shares into the offer.

        The Special Committee and the Board also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

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  The potential distraction of management and disruption to the Company's business, including the possible loss of clients or the possible effect on the ability of the Company to attract and retain key personnel that may result from the announcement of the Offer and the Merger, during the pendency of the transaction.

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  The fact that the Company's public shareholders will cease to participate in the Company's potential future earnings growth, will not benefit from any future increase in the Company's value following the Merger, and will no longer benefit from the Company's substantial net operating loss carry-forwards, which eliminated income tax at the corporate level for the Company to the extent such net operating losses would be utilized by the Company.

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  The possibility that the price of the shares might have increased in the future to a price greater than $6.45 per share.

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  The risk that the debt financing contemplated by the commitment letter is not obtained, and that ACS may not have the funds to consummate the Offer and the Merger.

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  The restrictions that the Merger Agreement imposes on soliciting competing proposals.

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  The possibility that the termination fee of $1 million payable by the Company to ACS may discourage other bidders and, if the Merger Agreement is terminated, negatively affect the Company's ability to engage in another transaction for up to one year should the Offer not be completed, and the fact that the Company may be required to pay the termination fee under circumstances in which the Company does not engage in another transaction.

  •
  The fact that completion of the closing would require satisfaction of closing conditions that are not within the Company's control.

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  The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to shareholders for U.S. federal income tax purposes, and any gains from any proceeding arising from an assertion of dissenters' rights could be taxable for U.S. federal income tax purposes to shareholders who perfect their dissenters' rights.

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  The fact that the Company's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company's other shareholders.

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  The restrictions imposed by the Merger Agreement on the conduct of the Company's business prior to completion of the offer, which could delay or prevent the Company from undertaking business opportunities that may arise during that time.

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  The fact that if the Offer is completed, the Company's remaining shareholders who are unaffiliated with ACS will not have a meaningful opportunity to vote because, following completion of the offer, ACS will control at least a majority of the Company's outstanding shares, meaning that ACS will control the votes required to approve the Merger and may be able to consummate the Merger without a shareholder vote if ACS or merger sub, with or without the top-up option, owns more than 90% of the Company's outstanding shares.

  •
  The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, and the potential disruptive effect on business and client relationships and the payment by the Company of its expenses associated with the Offer and the Merger.

Consideration of the Special Committee and the Board of Directors

        The items listed above are not meant to be exhaustive, but include the material factors, information, and analyses considered by the Board and the Special Committee. In view of the wide variety of factors considered in connection with their evaluation of the ACS transaction, the Board and the Special Committee did not find it practicable to, and did not, quantify or assign any relative or specific weights to the items listed above. Individual directors may have viewed different factors to be more significant than others. The Board and the Special Committee considered all of these factors as a whole and concluded overall that the ACS transaction is advisable and in the best interests of the Company's shareholders. In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and in "Item 8. Additional Information—Golden Parachute Compensation."

Recommendations of the Special Committee and the Board of Directors

        In light of the factors described above, each of the Special Committee and the Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares) are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement, the plan of merger included in the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares); and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the plan of merger included in the Merger Agreement.

Intent to Tender

        As described in "Item 3. Past Contact, Transactions, Negotiations and Agreements," all of the Company's directors have entered into tender and support agreements to tender all shares of the Company's common stock held of record or beneficially by such persons for purchase pursuant to the Offer. To the knowledge of the Company, after making reasonable inquiry, all of the Company's executive officers currently intend to tender all shares of our common stock held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        Pursuant to an engagement letter between the Company and Cherry Tree dated April 17, 2013, Cherry Tree acted as the Company's exclusive financial advisor in connection with the Offer and the Merger. Cherry Tree will receive an estimated fee of approximately $850,000 from the Company, all of which, except for the fairness opinion fee discussed below, is contingent upon the consummation of the Offer and the Merger. Upon delivery of its written fairness opinion, Cherry Tree became entitled to receive a non-refundable fee of $150,000 from the Company. Cherry Tree's fairness opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Cherry Tree's opinion, and will be credited against the $850,000 fee for financial advisory services described above. Cherry Tree also received a monthly retainer of $12,500 since April 2013. The Company has agreed to indemnify Cherry Tree against certain liabilities and reimburse Cherry Tree for certain expenses in connection with its services. The Special Committee and the Board were aware of the financial interest involved with Cherry Tree's engagement before approving the Merger Agreement.

        Pursuant to an engagement letter between the Company and Cherry Tree dated January 17, 2013, Cherry Tree provided financial advisory services to the Company in evaluating strategic alternatives for AIC that could enhance shareholder value. The Company paid Cherry Tree $50,000 for providing such services and reimbursed Cherry Tree for out-of-pocket expenses. Cherry Tree may also, in the future, seek to provide investment banking and financial advisory services to the Company, ACS or entities that are affiliated with the Company or ACS, for which Cherry Tree would expect to receive compensation.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company

        During the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company's knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers or directors.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the Company's assets or of the assets of any of its subsidiaries or (iv) any material change in our present dividend rate or policy, indebtedness or capitalization. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company's named executive officers that is based on or otherwise relates to the Offer and the Merger and that may become payable to such named executive officer, assuming:

  •
  the Merger was consummated on August 29, 2013, the last practicable date prior to the filing of this Schedule 14D-9;

  •
  the price per Share paid by Purchaser in the Offer is $6.45;

  •
  that the employment of Ms. McKinney was terminated (i) without Good Cause by the Company (for purposes of the McKinney Agreement), (ii) pursuant to constructive termination by the Company (for purposes of the McKinney Agreement only), (iii) by Ms. McKinney for Good Reason (for purposes of the Change in Control Plan), or (iv) by the Company without Cause (for purposes of the Change in Control Plan), in each case immediately following such consummation; and

  •
  that the employment of Ms. Blake was terminated by the Company without Cause (for purposes of the Blake Agreement and the Change in Control Plan) or by Ms. Blake for Good Reason (for purposes of the Change in Control Plan only), in each case immediately following such consummation.

For additional details regarding the terms of the payments quantified below, see "Item 3(a)—Arrangements with Executive Officers and Directors of the Company" above.

Name	Cash ($)		Equity ($)(1)		Pension/NQDC ($)		Perquisites/Benefits ($)(2)	Other ($)		Total ($)
Brittany McKinney	669,375	(3)	327,875	(4)	17,123	(5)	3,392	149,800	(6)	1,167,565
Lynn Blake	500,000	(7)	134,875	(4)	—		8,834	74,900	(6)	718,609
William Wolff(8)	—		—		—		—	—		—

(1)
These amounts are payable under a "single-trigger" arrangement provided for in the Merger Agreement and are not conditioned upon a termination or resignation of the executive officer. See "Arrangements with the Company's Current Executive Officers and Directors—Effect of the Merger Agreement on Restricted Stock Units" and "—Effect of the Offer and the Merger Agreement on Stock Options" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above for a description of the circumstances under which the named executive officer's stock options and restricted stock units will be accelerated and cancelled. The amounts in this column reflect, as of August 29, 2013, the payments made for the cancellation of outstanding option awards and restricted stock units based on the Offer Price.

(2)
Amount represents the value of reimbursements for medical insurance premium payments made under COBRA for six months.

(3)
This amount reflects the maximum aggregate amount potentially payable to Ms. McKinney pursuant to the McKinney Agreement and the Change in Control Plan. ACS and Ms. McKinney have not had substantive discussions regarding her post-closing role at the Company. The McKinney Agreement provides for a lump-sum payment equal to Ms. McKinney's current base salary of $325,000 in the event she terminates her employment or the Company terminates her employment pursuant to the terms of the agreement. The McKinney Agreement provides that Ms. McKinney will also receive a pro rata portion of any accrued incentive compensation bonus, which equaled $19,375 as of July 31, 2013. Ms. McKinney is also a participant in the Change in

  Control Plan, which provides for a lump-sum payment equal to her current base salary of $325,000 in the event the Company terminates her employment without Cause or she resigns for Good Reason, in each case following a Change of Control. The Change in Control Plan also provides that an individual who is a party to an agreement with the Company that provides severance benefits to the individual in the event of a Change in Control is not eligible to receive payments under the plan. The McKinney Agreement does not itself provide change of control protections. See "Arrangements with the Company's Current Executive Officers and Directors—Change in Control Severance Pay Plan" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above for a description of the eligibility requirements under the Change in Control Plan.

(4)
The amounts in this column reflect the value that will be received upon the cancellation of outstanding vested and unvested stock options and restricted stock unit awards.

(5)
Pursuant to the Restated Special Executive Retirement Plan (the "SERP"), upon a Change in Control (as defined in the SERP), the Company will contribute sufficient funds to a trust to provide for payment of all benefits due to participants under the terms of the SERP. Ms. McKinney is the only participant in the SERP. If the SERP is terminated in connection with a Change in Control, all benefits due to Ms. McKinney will be paid in a single lump-sum payment within twelve months of the date of termination.

(6)
Amounts reflect the potential retention/transaction bonuses payable under the Retention Agreements based on an Offer Price of $6.45 and successful closing of the Merger.

(7)
This amount reflects the maximum aggregate amount potentially payable to Ms. Blake pursuant to the Blake Agreement and the Change in Control Plan. ACS and Ms. Blake have not had substantive discussions regarding her post-closing role at the Company. The Blake Agreement provides for a payment equal to Ms. Blake's current base salary of $250,000 in the event the Company terminates her employment without Cause. Any payments made under the Blake Agreement would be paid out over a twelve month period. Ms. Blake is also a participant in the Change in Control Plan, which provides for a lump-sum payment equal to her current base salary of $250,000 in the event the Company terminates her employment without Cause or she resigns for Good Reason, in each case following a Change of Control. The Change in Control Plan also provides that an individual who is a party to an agreement with the Company that provides severance benefits to the individual in the event of a Change in Control is not eligible to receive payments under the plan. The Blake Agreement does not itself provide change of control protections. See "Arrangements with the Company's Current Executive Officers and Directors—Change in Control Severance Pay Plan" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above for a description of the eligibility requirements under the Change in Control Plan.

(8)
William Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. He is included in this table to comply with SEC rules.

Amendment to Amended and Restated Rights Plan

        In connection with the execution of the Merger Agreement, the Company and Wells Fargo Bank, N.A. (the "Rights Agent"), entered into Amendment No. 2 to Rights Agreement, dated as of August 27, 2013 (the "Rights Plan Amendment"), to the Amended and Restated Rights Agreement dated as of February 27, 2008 (the "Rights Agreement"), between the Company and the Rights Agent.

        The Rights Plan Amendment (i) renders the rights issued pursuant to the Rights Agreement inapplicable to the Merger Agreement, the Merger and the transactions contemplated by the Merger

Agreement; and (ii) ensures that (a) none of Parent, Purchaser or any other direct or indirect subsidiary of Parent is or shall become an "Acquiring Person" (as defined in the Rights Agreement) solely as a result of the execution and delivery of the Merger Agreement or the consummation of the Merger or any other Transaction; (b) no "Distribution Date" (as defined in the Rights Agreement) or "Shares Acquisition Date" (as defined in the Rights Agreement) will occur, and that no holder of any rights issued under the Rights Agreement will be permitted to exercise any of such rights or to receive a Right Certificate (as defined in the Rights Agreement), solely by reason of the execution and delivery of the Merger Agreement or the consummation of the Merger or any of the Transactions; and (c) the "Final Expiration Date" (as defined in the Rights Agreement) will occur immediately prior to the Effective Time.

        The above is a summary of certain provisions of the Rights Plan Amendment. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Plan Amendment, a copy of which has filed with the Commission as Exhibit 10.3 to a Current Report on Form 8-K filed by the Company with the SEC on August 28, 2013 and incorporated herein by reference.

Section 14(f) Information Statement

        The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, in connection with Parent's right (after acquiring a majority of the Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to the Company's Board of Directors other than at a meeting of the shareholders after acquiring a majority of the Shares on a fully diluted basis pursuant to the Offer.

Top-Up Option

        As part of the Merger Agreement, the Company has granted Purchaser an option that is irrevocable during the term of the Merger Agreement (the "Top-Up Option") to purchase from the Company up to a number of Shares (the "Top-Up Option Shares"), at a per Share purchase price equal to the Offer Price, that, when added to the number of Shares owned by Purchaser, Parent and its wholly owned subsidiaries immediately prior to the exercise of such Top-Up Option, results in Purchaser, Parent and its wholly-owned subsidiaries owning up to one share more than 90% of the outstanding Shares, on a fully diluted basis, but not less than one share more than 90% of the outstanding Shares, on a non-fully diluted basis (after giving effect to the exercise of such Top-Up Option). The Top-Up Option may be exercised by Purchaser in whole or in part, but will not be exercisable (i) to the extent the number of shares issuable upon exercise of the Top-Up Option would exceed the number of authorized and unissued Shares (giving effect to Shares that are then reserved for issuance under Stock Plans, as if such Shares were outstanding), (ii) if any provision of any applicable law, temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other governmental authority of competent jurisdiction, prohibits such exercise of the Top-Up Option or the delivery of the Top-Up Option Shares, and (iii) unless upon exercise of the Top-Up Option and delivery of the Top-Up Option Shares, the aggregate number of Shares owned by Purchaser, Parent and its wholly owned subsidiaries constitutes at least one share more than 90% of the number of the outstanding Shares, on a non-fully diluted basis.

        Purchaser may exercise the Top-Up Option at any time at or after the Acceptance Time and prior to the Effective Time. Upon exercise of the Top-Up Option, Parent, Purchaser and the Company have agreed to cause the consummation of the Merger to occur as promptly as practicable following the issuance of the Top-Up Option Shares.

        The purchase price for the Shares that would be issued to Purchaser if Purchaser exercises the Top-Up Option is the number of Top-Up Option Shares issued multiplied by the Offer Price per Share. If Purchaser exercises the Top-Up Option, Purchaser would pay the Company the Purchase Price for the Top-Up Option, at Purchaser's election, (i) entirely in cash, (ii) by delivering to the Company Merger Sub's unsecured, non-negotiable, non-transferable promissory note in the principal amount of such purchase price, or (iii) a combination of cash and a promissory note.

        The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a "short-form" merger pursuant to Section 302A.621 of the MBCA.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

        The Company's Board of Directors has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's shareholders as a "short-form" merger. If Purchaser acquires less than 90% of the outstanding Shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding Shares of Common Stock, including the Shares held by Merger Sub, will be required under the MBCA to effect the Merger.

State Takeover Laws

        The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and stakeholder-approval requirements to be met by individuals or companies attempting a takeover of an "issuing public corporation" such as the Company. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Company's Board of Directors and a Special Committee of the Board of Directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Takeover Disclosure Statute

        The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. Purchaser intends to file a registration statement with the Commissioner on or about the date this Statement is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Minnesota Takeover Disclosure Law, such action could have the effect of delaying the Offer.

"Fair Price" Provision

        Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser's last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Company's Board of Directors and the Special Committee have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Dissenters' Rights

        No dissenters' rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the "fair value" of their shares after the Merger is completed, not the right to receive the Merger Consideration for such Dissenting Shares. The term "fair value" means the value of the shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

        To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder's Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. If any dissenting shareholder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent, then the right of such holder to be paid the fair value of such holder's Shares shall cease and such Shares shall be deemed to have been converted as of the effective time of the Merger, and to have become exchangeable solely for the right to receive the Merger Consideration, without interest thereon. Any shareholder contemplating the exercise of dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters' rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

        If a vote of the Company's shareholders is required to approve the Merger under the MBCA, the notice and proxy/information statement for the shareholders' meeting will again inform each shareholder of record as of the record date of the meeting (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

        Dissenters' rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

        This foregoing description of dissenters' rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

Financial Projections

        In connection with the sale process, the Company provided to Parent and Cherry Tree certain projected and financial information concerning the Company. The Company's internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

        The projections reflect numerous estimates and assumptions made by the Company's management with respect to general business, economic, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company's control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below. The projections do not include the full value of anticipated transaction-related expenses.

        The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Cherry Tree or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such. The projections in this Statement are being provided in this Statement only because the Company made them available to Parent and Cherry Tree in connection with the process of selling the Company and because they were relied upon by Cherry Tree in performing its financial analysis to formulate the fairness opinion delivered to the Special Committee. None of the Company or Cherry Tree or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

        The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. The final projections were provided to Parent on July 30, 2013. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company's services pending the consummation of the Offer and the Merger or the clarification of Parent's intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

        The Company's management did not prepare the financial projections below with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

        The final financial projections that the Company provided to Parent included the following (in millions):

	Years Ending 12/31
	2013	2014	2015	2016	2017
Revenue	$102.3	$111.9	$118.3	$125.0	$132.3
Cost of Sales	$79.0	$86.1	$90.2	$95.0	$100.5
Gross Profit	$23.3	$25.9	$28.1	$29.9	$31.8
SG&A	$21.6	$24.0	$24.3	$25.5	$26.6
EBITDA	$2.4	$2.7	$4.7	$5.4	$6.2
Capital Expenditures	$0.7	$0.8	$0.8	$0.9	$0.9
Net Change in Working Capital	$(0.8)	$(2.3)	$0.4	$(0.8)	$(0.8)
Free Cash Flow	$0.9	$(0.4)	$4.3	$3.8	$4.5

        Cherry Tree used the above financial projections provided to the Parent and applied a fiscal cut-off date of September 30 to all years' data to arrive at the amounts below, which were used in preparation of the discounted cash flow analysis:

	Based on Years Ending 9/30
	2014	2015	2016	2017
Revenue	$109.9	$117.1	$123.3	$130.4
Cost of Sales	$84.7	$89.4	$93.8	$99.1
Gross Profit	$25.2	$27.8	$29.5	$31.3
SG&A	$23.5	$24.4	$25.2	$26.3
EBITDA	$2.6	$4.2	$5.3	$6.0
Capital Expenditures	$0.8	$0.9	$0.9	$0.9
Net Change in Working Capital	$(1.1)	$(0.7)	$(0.8)	$(0.8)
Free Cash Flow	$0.7	$2.6	$3.6	$4.3

Opinion of the Company's Financial Advisor

        The Company retained Cherry Tree to provide it with financial advisory services in connection with the Offer and the Merger and an opinion as to the fairness to holders of the Shares of the consideration to be received by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of the Special Committee of the Board of Directors of the Company on August 27, 2013, Cherry Tree rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of August 27, 2013 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $6.45 per Share in cash to be received by holders of the Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

        The full text of the written opinion of Cherry Tree, dated as of August 27, 2013, is attached hereto as Annex II. The opinion sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Cherry Tree in rendering its opinion. The Company encourages you to read the opinion carefully and in its entirety. Cherry Tree's opinion is directed to the Special Committee of the Board of Directors of the Company and addresses only the fairness from a financial point of view of the consideration to be received by holders of the Shares pursuant to the Offer and the Merger as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether any holder of the Shares should tender their shares in the Offer or how any holder of the Shares should vote at any shareholder's meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Cherry Tree set forth below is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Cherry Tree, among other things:

  •
  reviewed a draft dated August 26, 2013 of the Merger Agreement;

  •
  reviewed certain publicly available financial and business information about the Company;

  •
  reviewed certain information furnished to Cherry Tree by the Company's management, including financial projections and analyses relating to the business, operations and prospects of the Company;

  •
  held discussions with members of senior management of the Company concerning the Company's historical and current operations and financial condition, the prospects of the Company, and characteristics and trends in the markets that the Company serves;

  •
  reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Cherry Tree deemed relevant;

  •
  compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Cherry Tree deemed appropriate;

  •
  held discussions and negotiations with representatives of the Company and ACS; and

  •
  conducted such other financial studies, analyses and investigations as Cherry Tree deemed appropriate.

        In Cherry Tree's review and analysis and in rendering its opinion, Cherry Tree assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Cherry Tree relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Cherry Tree did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Cherry Tree conduct a physical inspection of any of the properties or facilities of, the Company. Cherry Tree was not furnished with any such evaluation or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by Cherry Tree, Cherry Tree's opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Cherry Tree, however, and Cherry Tree assumed, that such financial forecasts were reasonably prepared on bases reflecting the best current available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Cherry Tree expressed no opinion as to the Company's financial forecasts or the assumptions on which they were made.

        Cherry Tree's opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Cherry Tree expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Cherry Tree's opinion of which Cherry Tree became aware after the date of its opinion.

        Cherry Tree made no independent investigation of any legal or accounting matters affecting the Company, and Cherry Tree assumed the correctness in all respects material to Cherry Tree's analysis of all legal and accounting advice given to the Company and the Special Committee of the Company's Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing its opinion, Cherry Tree did not take into account any tax consequences of the transaction to any holder of the Shares. In rendering its opinion, Cherry Tree assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Cherry Tree also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

        Cherry Tree's opinion was for the use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Offer and the Merger, and Cherry Tree's opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to therein. In addition, Cherry Tree was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors, or other constituencies of the Company, other than holders of the Shares. Cherry Tree expressed no opinion as to the price at which the Shares will trade at any time. Cherry Tree did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the consideration to be received by holders of the Shares. Cherry Tree's opinion was authorized by the Fairness Committee of Cherry Tree.

        In preparing its opinion, Cherry Tree performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Cherry Tree believes that its analysis must be considered as a whole. Considering any portion of Cherry Tree's analyses or the factors considered by Cherry Tree, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Cherry Tree's opinion. In addition, Cherry Tree may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Cherry Tree's view of the Company's actual value. Accordingly, the conclusions reached by Cherry Tree are based on all analyses and factors taken as a whole and also on the application of Cherry Tree's own experience and judgment.

        In performing its analyses, Cherry Tree made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company's and Cherry Tree's control. The analyses performed by Cherry Tree are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of the Shares do not purport to be appraisals or to reflect the prices at which the Shares may actually be sold. The analyses performed were prepared solely as part of Cherry Tree's analysis of the fairness, from a financial point of view, of the consideration of $6.45 per Share in cash to be received by holders of the Shares pursuant to the Offer and the Merger, and were provided to the Special Committee of the Company's Board of Directors in connection with the delivery of Cherry Tree's opinion.

        The following is a summary of the material financial and comparative analyses performed by Cherry Tree in connection with Cherry Tree's delivery of its opinion and that were presented to the Special Committee of the Board of Directors of the Company on August 27, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Cherry Tree's financial analyses, the tables must be read together with the rest of each summary. The tables alone do not constitute a complete description of the financial analyses.

Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Cherry Tree's financial analyses.

  Transaction Overview

        Based upon the approximately 5.433 million common shares, restricted shares and "in-the-money" stock options that were outstanding as of August 27, 2013 on a fully diluted basis, Cherry Tree noted that the consideration of $6.45 per Share implied an equity value of approximately $35.0 million. Net of approximately $7.7 million of cash (including cash equivalents and proceeds from the exercise of stock options) that is estimated to be on the balance sheet as of September 30, 2013 (excluding transaction-related expenses), Cherry Tree noted that the consideration implied an enterprise value of approximately $27.3 million. The Company also expects to incur approximately $3.0 million of transaction-related expenses which will potentially decrease the Company's cash and cash equivalents and increase the enterprise value to $30.3 million. Cherry Tree also noted that the consideration of $6.45 per Share represented a premium of:

  •
  59.7% over the closing price per Share on August 26, 2013 of $4.04,

  •
  62.4% over the volume-weighted average trading price per Share of $3.97 during the 30-day period ended August 26, 2013,

  •
  75.6% over the volume-weighted average trading price per Share of $3.67 during the one-year period ended August 26, 2013,

  •
  135.4% over the lowest intra-day trading price per Share on November 14, 2012 of $2.74, which was the lowest trading price of the Shares during the 52-week period ended August 26, 2013, and

  •
  51.1% over the highest intra-day trading price per Share on May 24, 2013 of $4.27, which was the highest trading price of the Shares during the 52-week period ended August 26, 2013.

  Comparable Public Company Analysis

        Cherry Tree reviewed financial and stock market information of the Company and certain publicly traded companies that Cherry Tree deemed relevant. Cherry Tree selected two groups of publicly traded companies: firms that provide IT staffing services ("IT Staffing Companies") and firms that provide general staffing services ("General Staffing Companies"). The companies with respect to which Cherry Tree performed its analysis (the "AIC Selected Comparable Companies") are listed below:

  IT Staffing Companies

  •
  CDI Corp.

  •
  Computer Task Group Inc.

  •
  Harvey Nash Group plc

  •
  Interquest Group plc

  •
  Kforce Inc.

  •
  Mastech Holdings, Inc.

  •
  RCM Technologies Inc.

  •
  TSR, Inc.

  General Staffing Companies

  •
  Adecco S.A.

  •
  Groupe Crit SA

  •
  Hays plc

  •
  Hudson Global, Inc.

  •
  Impellam Group plc

  •
  Kelly Services, Inc.

  •
  ManpowerGroup, Inc.

  •
  Michael Page International plc

  •
  On Assignment Inc.

  •
  Randstad Holding NV

  •
  Resources Connection Inc.

  •
  Robert Half International Inc.

  •
  Robert Walters plc

  •
  Synergie SA

  •
  TrueBlue, Inc.

  •
  USG People NV

        Using publicly available information and information provided by the Company's management, Cherry Tree analyzed the trading multiples of the Company and the corresponding trading multiples of the AIC Selected Comparable Companies. In its analysis, Cherry Tree derived and compared multiples for the Company and the AIC Selected Comparable Companies, calculated as follows:

  •
  the enterprise value divided by revenue for the latest 12 months, or LTM, which is referred to below as "Enterprise Value/LTM Revenue" and

  •
  the enterprise value divided by earnings before interest, taxes, depreciation and amortization, or EBITDA, for the LTM, which is referred to below as "Enterprise Value/LTM EBITDA."

        The analysis indicated the following:

Comparable Public Company Multiples

Percentiles
Benchmark	25th	50th	75th
Enterprise Value/LTM Revenue (IT Staffing Companies)	0.13x	0.32x	0.52x
Enterprise Value/LTM EBITDA (IT Staffing Companies)	6.8x	8.9x	11.7x
Enterprise Value/LTM Revenue (General Staffing Companies)	0.17x	0.40x	0.68x
Enterprise Value/LTM EBITDA (General Staffing Companies)	8.4x	11.5x	13.1x

        Using a reference range of 0.13x to 0.40x for the Company's LTM Revenue, derived from the lower multiple of the 25th percentile of the comparable IT Staffing Companies and the 25th percentile of the comparable General Staffing Companies and the higher multiple of the median of the comparable IT Staffing Companies and the median of the comparable General Staffing Companies, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents, to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $3.91 to $9.35 using LTM Revenue, compared to the consideration of $6.45 per Share.

        Using a reference range of 6.8x to 13.1x for the Company's LTM EBITDA, derived from the lower multiple of the 25th percentile of the comparable IT Staffing Companies and the 25th percentile of the comparable General Staffing Companies and the higher multiple of the 75th percentile of the comparable IT Staffing Companies and the 75th percentile of the comparable General Staffing Companies, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $2.77 to $4.14 using LTM EBITDA, compared to the consideration of $6.45 per Share.

        No company utilized in the comparable company analysis is identical to the Company. In evaluating the selected companies, Cherry Tree made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's and Cherry Tree's control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Comparable Transactions Analysis

        Using publicly available information and other information, Cherry Tree examined the following 12 transactions involving IT Staffing Companies and General Staffing Companies that were announced since August 11, 2009. The transactions considered and the month and year each transaction was announced were as follows:

IT Staffing Companies

Date Announced	Acquirer	Target
August 2009	Adecco S.A.	Spring Group plc
October 2009	Adecco S.A.	MPS Group Inc.
February 2010	Spherion Corp.	Tatum, LLC
February 2010	Manpower Inc.	COMSYS IT Partners, Inc.
November 2010	ABRY Partners, LLC	COMFORCE Corporation
July 2011	Randstad North America, L.P.	SFN Group, Inc.
March 2012	On Assignment Inc.	Apex Systems, Inc.
December 2012	Adcorp Holdings Limited	Paxus Australia Pty Limited

General Staffing Companies

Date Announced	Acquirer	Target
August 2010	Randstad Holding NV	Fujistaff Holdings Inc.
October 2011	Recruit Co., Ltd.	Staffmark Holdings, Inc.
January 2012	Recruit Co., Ltd.	Advantage Resourcing America, Inc. and
Advantage Resourcing Europe B.V.
December 2012	Trancom Co., Ltd.	Smile Staff Corporation

        Using publicly available estimates and other information for each of these transactions, Cherry Tree reviewed the enterprise value as a multiple of the target company's LTM revenue and EBITDA preceding announcement of the transaction, which are referred to below as "Enterprise Value/LTM Revenue" and "Enterprise Value/LTM EBITDA," respectively.

        This analysis indicated the following:

Comparable Transactions Multiples

Percentiles
Benchmark	25th	50th	75th
Enterprise Value/LTM Revenue (IT Staffing Companies)	0.24x	0.37x	0.66x
Enterprise Value/LTM EBITDA (IT Staffing Companies)	9.0x	14.3x	15.7x
Enterprise Value/LTM Revenue (General Staffing Companies)	0.29x	0.31x	0.33x
Enterprise Value/LTM EBITDA (General Staffing Companies)	5.5x	8.2x	8.2x

        Using a reference range of 0.24x to 0.37x for the Company's LTM Revenue, derived from the lower multiple of the 25th percentile of the comparable transactions involving IT Staffing Companies and the 25th percentile of the comparable transactions involving General Staffing Companies and the higher multiple of the median of the comparable transactions involving IT Staffing Companies and the median of the comparable transactions involving General Staffing Companies, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $6.02 to $8.74 using LTM Revenue, compared to the consideration of $6.45 per Share.

        Using a reference range of 5.5x to 15.7x for the Company's LTM EBITDA, derived from the lower multiple of the 25th percentile of the comparable transactions involving IT Staffing Companies and the 25th percentile of the comparable transactions involving General Staffing Companies and the higher multiple of the 75th percentile of the comparable transactions involving IT Staffing Companies and the 75th percentile of the comparable transactions involving General Staffing Companies, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $2.49 to $4.70 using LTM EBITDA, compared to the consideration of $6.45 per Share.

        No transaction utilized as a comparison in the comparable transaction analysis is identical to the Offer and the Merger. In evaluating the Offer and the Merger, Cherry Tree made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company's and Cherry Tree's control. Mathematical analysis, such as determining the mean or the median, is not in itself a meaningful method of using comparable transaction data.

  Discounted Cash Flow Analysis

        Cherry Tree performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the time period ending September 30, 2017 using the Company management's financial projections, discount rates ranging from 22.8% to 26.5%, and perpetual growth rates of free cash flow after September 30, 2017 ranging from 2.0% to 4.0%. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied total equity value for the Company. This analysis indicated a range of implied values per Share of approximately $3.83 to $4.41, compared to the consideration of $6.45 per Share.

        Cherry Tree also performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending September 30, 2017 using Company management's financial projections, discount rates ranging from 22.8% to 26.5%, and EBITDA exit multiples ranging from 7.0x to 11.0x. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied value per Share of approximately $5.54 to $8.07, compared to the consideration of $6.45 per Share.

        In addition, Cherry Tree performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending September 30, 2017 using Company management's financial projections, discount rates ranging from 22.8% to 26.5%, and revenue exit multiples ranging from 0.2x to 0.4x. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied value per Share of approximately $4.35 to $6.91, compared to the consideration of $6.45 per Share.

        For purposes of the discounted cash flow analysis described above, Cherry Tree assumed that the Company would be able to utilize its net operating losses to offset income without limitation, with the final net operating losses exhausted in calendar year 2026.

  Premiums Paid Analysis

        Using publicly available information, Cherry Tree analyzed the premiums offered in merger and acquisition transactions with a public company trading on certain stock exchanges, announced over the past year.

        For each of these transactions, Cherry Tree calculated the premium represented by the offer price over the target company's closing share price one month prior to the transaction's announcement. This analysis indicated the following median premiums for those time periods prior to announcement:

Transactions Considered	One Month Prior
All Transactions	35.8%
Transactions with Targets' Implied Equity Value Less than $100 Million	47.8%

        Using the median one-month prior premium of all transactions and the median of transactions less than $100 million, Cherry Tree performed a premiums paid analysis using the closing prices per Share for the period one month prior to August 26, 2013. This analysis indicated a range of implied value per Share of approximately $5.39 to $5.87, compared to the consideration of $6.45 per Share.

  General

        Cherry Tree's opinion was one of many factors taken into consideration by the Special Committee of the Board of Directors of the Company in making its determination to approve the Offer and the Merger and should not be considered determinative of the views of the Special Committee of the Company's Board of Directors or management with respect to the Offer and the Merger or the consideration.

        Cherry Tree was selected by the Special Committee of the Company's Board of Directors based on Cherry Tree's qualifications, expertise and reputation. Cherry Tree, as part of its investment banking business, is regularly engaged in valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements, financial restructurings and other transactions.

Forward-Looking Statements

        This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue," or comparable terminology, are intended to identify forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements related to certain projected financial information; statements related to potential payments to Ms. McKinney and Ms. Blake upon the occurrence of certain events that could occur in connection with the transactions contemplated by the Merger Agreement; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and the Merger, uncertainties as to how many of the Company's shareholders will tender their shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company's filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Such factors include (i) the risk that management may not fully or successfully implement its business plan or maintain profitability in the future; (ii) the risk that the Company will not be able to realize the benefits of its investments or exploit other opportunities of the business in a timely manner or on favorable terms; (iii) prevailing market conditions in the IT services industry, including intense competition for billable technical personnel at competitive rates, strong pricing pressures from many of the Company's largest clients and difficulty in identifying, attracting and retaining qualified billable technical personnel; (iv) potentially incorrect assumptions by management with respect to the financial effect of prior cost reduction initiatives and current strategic decisions; and (v) other economic, business, market, financial, competitive and/or regulatory factors affecting the Company's business generally, including those set forth in the Company's filings with the SEC. Copies of the Company's filings with the SEC may be obtained at the "Investor Relations" section of the Company's website at www.analysts.com. The information on the Company's website should not be considered a part of this Statement. The forward-looking statements made in this Statement are made only as of the date of this Statement, and the Company undertakes no obligation to update them to reflect subsequent events or circumstances.

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated September 3, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)

Exhibit No.	Document
(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex I hereto)
(a)(2)(A)	Letter to shareholders of the Company, dated September 3, 2013*
(a)(5)(A)
Joint press release issued by the Company and Parent, dated August 28, 2013 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2013)
(a)(5)(B)	Opinion of Cherry Tree & Associates, LLC, dated August 27, 2013 (included as Annex II hereto)
(a)(5)(C)
Summary Advertisement as published on September 3, 2013 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(e)(1)	Agreement and Plan of Merger, dated as of August 27, 2013, between the Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on August 28, 2013)
(e)(2)	Confidentiality Agreement, dated as of April 30, 2013, between the Company and Parent*
(e)(3)	Confidentiality Agreement, dated as of June 11, 2013, between the Company and Parent*
(e)(4)	Exclusivity Agreement, dated as of August 7, 2013, between the Company and Parent*
(e)(5)	1996 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit B to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090)
(e)(6)	1999 Stock Option Plan (incorporated by reference to Exhibit A to Definitive Proxy Statement dated September 13, 1999, Commission File No. 0-4090)
(e)(7)	2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 6(d) to Quarterly Report on Form 10-Q for period ended March 31, 2001, Commission File No. 0-4090)
(e)(8)	2004 Equity Incentive Plan, as amended through May 25, 2006 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for period ended July 1, 2006, Commission File No. 0-4090)
(e)(9)
Summary of Terms and Conditions of Severance Policy for executive officers and other senior management personnel (incorporated by reference to the Current Report on Form 8-K, filed October 25, 2007, Commission File No. 0-4090)
(e)(10)	Amendment No. 1 to Restated Special Executive Retirement Plan as of September 1, 2007 (incorporated by reference to Exhibit 10-mm to Annual Report on Form 10-K, filed March 5, 2008)
(e)(11)
Amendment No. 2 to Restated Special Executive Retirement Plan, as of June 23, 2008 (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981)
(e)(12)	Exhibit A to Restated Special Executive Retirement Plan (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981)

Exhibit No.	Document
(e)(13)	Employment Agreement together with Exhibits A and B, between the Company and Brittany B. McKinney, dated as of March 1, 2011 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed February 25, 2011, Commission File No. 1-33981)
(e)(14)
Change in Control Severance Pay Plan, adopted February 22, 2011, dated March 1, 2011 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed February 28, 2011, Commission File No. 1-33981)
(e)(15)
Amendment Number One to Change in Control Severance Pay Plan, dated August 27, 2013 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed August 28, 2013, Commission File No. 1-33981)
(e)(16)
Employment Agreement between the Company and Lynn L. Blake, fully executed on June 8, 2012, with an effective date of July 2, 2012 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed June 12, 2012, Commission File No. 1-33981)
(e)(17)
Retention/Transaction Bonus Agreement, dated August 27, 2013, between the Company and Brittany McKinney (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on August 28, 2013, Commission File No. 1-33981)
(e)(18)
Retention/Transaction Bonus Agreement, dated August 27, 2013, between the Company and Lynn Blake (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on August 28, 2013, Commission File No. 1-33981)
(e)(19)	Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, filed on December 17, 2010, Commission File No. 1-33981)
(e)(20)	Restated Bylaws of the Company (incorporated by reference to Exhibit 3-b to Annual Report on Form 10-K for fiscal year 2000, Commission File No. 0-4090)
(e)(21)	Amendment No. 1 to Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, filed on May 25, 2010, Commission File No. 0-4090)
(e)(22)	Bylaws of the Company as amended and restated as of December 14, 2010 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K, filed on December 17, 2010, Commission File No. 1-33981)
(e)(23)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brittany B. McKinney and Parent (incorporated by reference to Exhibit (d)(9) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).
(e)(24)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Robert E. Woods and Parent (incorporated by reference to Exhibit (d)(10) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).
(e)(25)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Joseph T. Dunsmore and Parent (incorporated by reference to Exhibit (d)(11) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).

Exhibit No.	Document
(e)(26)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Krzysztof K. Burhardt and Parent (incorporated by reference to Exhibit (d)(12) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).
(e)(27)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Douglas C. Neve and Parent . (incorporated by reference to Exhibit (d)(13) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013)
(e)(28)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brigid A. Bonner and Parent (incorporated by reference to Exhibit (d)(14) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).
(e)(29)
Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Galen G. Johnson and Parent (incorporated by reference to Exhibit (d)(15) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on September 3, 2013).
(e)(30)	2009 Equity Incentive Plan (incorporated by reference to Exhibit A to Definitive Proxy Statement dated April 20, 2009, Commission File No. 1-33981)
(e)(31)	Form of Restricted Stock Unit Agreement under 2009 Equity Incentive Plan*
(e)(32)	Form of Restricted Stock Agreement under 2009 Equity Incentive Plan*
(e)(33)	Form of Nonqualified Stock Option Agreement under 2009 Equity Incentive Plan*
(e)(34)	Form of Incentive Stock Option Agreement under 2009 Equity Incentive Plan*
(e)(35)	Amendment No. 1 to Employment Agreement between the Company and Lynn Blake, dated July 31, 2013, with an effective date of July 2, 2013.*

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANALYSTS INTERNATIONAL CORPORATION
/s/ BRITTANY B. MCKINNEY
Name:	Brittany B. McKinney
Title:	President and Chief Executive Officer
Date:	September 3, 2013

ANNEX I

ANALYSTS INTERNATIONAL CORPORATION

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about September 3, 2013 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of Common Stock, $0.10 par value (the "Shares" or the "Common Stock"), of Analysts International Corporation, a Minnesota corporation (the "Company," "AIC," "we," "our," or "us"). Capitalized terms used in this Information Statement and not otherwise defined herein have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by American CyberSystems, Inc., a company formed under the laws of the state of Georgia ("Parent"), to the Board of Directors of the Company (the "Board" or the "Board of Directors"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2013 (the "Merger Agreement"), by and among the Company, Parent and ACS Merger Corp., a Minnesota corporation and wholly owned subsidiary of Parent ("Purchaser").

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Pursuant to the Merger Agreement, on September 3, 2013, Purchaser commenced a cash tender offer to purchase any and all outstanding Shares at a price of $6.45 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2013 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 3, 2013. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on September 30, 2013 (unless the Offer is earlier terminated or extended in accordance with the Merger Agreement), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, or upon approval by a shareholder vote at the election of Parent, Purchaser will be merged with and into the Company (the "Merger"). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on September 3, 2013, and which is being mailed to shareholders of the Company along with this Information Statement.

        The information contained in this Information Statement concerning Parent, Purchaser and Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

 General Information

        The Common Stock is the Company's only type of security entitled to vote at a meeting of the Company's shareholders. As of August 29, 2013, 5,117,627 Shares were outstanding. Each Share entitles the holder thereof to one vote.

Background Information

        On August 27, 2013, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate the Merger under the Minnesota Business Corporation Act (the "MBCA") in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by the Company shareholders who properly demand and perfect dissenters' rights under Minnesota law) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

Directors Designated by Purchaser

Right to Designate Directors

        The Merger Agreement provides that upon the initial acceptance for payment by Purchaser of the Shares, Parent shall be entitled to designate up to such number of directors on the Board (the "Designees") equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted and paid for pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares.

        Notwithstanding the right of Parent to appoint directors to the Board after the Offer, at all times prior to the Effective Time of the Merger Agreement, the Board will consist of at least two directors who were directors prior to such appointments by the Parent (the "Continuing Directors"), and the Board will have at least such number of directors as may be required by the rules of the NASDAQ Stock Market LLC of the federal securities laws who are considered independent directors within the meaning of such laws. Following the appointment of Parent's designees, constituting the majority of the Board, the prior approval of the Continuing Directors shall be required in order to, prior to the Effective Time, (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company; (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement; (iii) exercise or waive any of the Company's rights under the Merger Agreement; or (iv) amend or otherwise modify in any material respect the Company Charter or bylaws, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, the holders of Shares (other than Parent or Purchaser), and such approval by a majority of the Continuing Directors (or the sole Continuing Director if there shall only be one Continuing Director then in office) constitute the authorization of the full Board with respect to the action so approved, and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize, or for the Company to take, such action.

Potential Director Designees

        Purchaser has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following list prepared with information furnished to the Company by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of August 29, 2013, present principal occupation with Parent or its affiliates and employment history during the past five years. Parent and Purchaser have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address and telephone number of each such individual is c/o American CyberSystems, Inc., 2400 Meadowbrook Parkway, Duluth, Georgia, telephone number (770) 493-5588.

        Parent and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has, during the past ten years, (i) filed a petition under U.S. federal bankruptcy laws or any state insolvency law or had a receiver appointed to such Designee's property, (ii) been convicted in a criminal proceeding (other than traffic violations or misdemeanors), (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, or (iv) been subject to any judgment, decree or final order enjoining such Designee from engaging in any type of business practice.

        None of the individuals listed below is a director of, or holds any position with, the Company. Parent and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed below beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has any family relationship with any current director, executive officer, or key employee of the Company. All of the individuals listed below are U.S. citizens except Mr. Goyal who is a citizen of India and a US Permanent Resident.

  List of Designees

        Raj Sardana, 53, is the Founder of Parent and has been the Chairman of the Board and Chief Executive Officer of Parent since 1998. He is a veteran of the staffing industry with vast experience running and growing companies in the staffing and workforce management industries. Prior to founding the Parent he served as President and Chief Executive Officer of Applied Communications, Inc., a multimedia and technology company, and prior to that successfully ran several entrepreneurial ventures in retail, services, and technology. Mr. Sardana has an undergraduate degree in engineering, a master's degree in technology from Georgia Tech, and an advanced management certificate from Wharton School of Business. Among other attributes, skills and qualifications, Parent believes that Mr. Sardana is uniquely qualified to serve as a director of the Company because of his extensive track record in leading the Parent.

        Joe McAvoy, 42, has been the Chief Operating Officer of Parent since November 2012 and is responsible for all sales, recruiting, and field operations. Prior to joining the Parent, Mr. McAvoy served as Vice President of Corporate Development at Moodlerooms, a leading player in learning management systems and educational technology from 2009 to 2012. He is a veteran of the staffing industry and prior to joining Moodlerooms he spent fifteen years at Allegis Corp., a premier staffing company. He last served as Vice President responsible for chairman accounts and diversity suppliers at Allegis. Mr. McAvoy has a BA in Communications Science. Mr. McAvoy is actively involved in his community serving on boards of several not for profit organizations. Among other attributes, skills and qualifications, Parent believes that Mr. McAvoy is uniquely qualified to serve as a director of the Company because of his vast experience and track record in the staffing industry.

        P. Nick Goel, 42, has been Chief Accounting Officer of the Parent responsible for all accounting and treasury functions at the Parent since 2005. Mr. Goel has more than eighteen years of experience in mid to executive level management positions, with a comprehensive and diversified background in finance and accounting in the workforce management industry. Mr. Goel has a BA in Accounting and he is licensed as a certified public accountant from the Colorado State Board of Accountancy. He is a member of the American Institute of Certified Public Accountants and Institute of Chartered Accountants of India. Among other attributes, skills and qualifications, Parent believes that Mr. Goel is uniquely qualified to serve as a director of the Company because of his highly relevant and critical experience and track record in the staffing industry.

        Barry Olson, 64, has been a Senior Vice President at the Parent and has been the President of HireGenics, a subsidiary of the Parent focused on workforce management solutions since 2010. Prior to joining the Company, Mr. Olson was President at Project12Baskets from 2007 until 2010. Mr. Olson has more than thirty years of experience in the staffing and workforce management industry. Previously, Mr. Olson was President of the Commercial division for Computer Horizons and founded Chimes, which was a leader in the vendor management space. Mr. Olson is a recognized speaker and panel member within the workforce management and staffing industry. His ideas have served as a catalyst for positive change related to supply chain management and quality based process improvement in the human capital industry. Mr. Olson holds a bachelor's degree in mathematics from Concordia University-Chicago. Among other attributes, skills and qualifications, Parent believes that Mr. Olson is uniquely qualified to serve as a director of the Company because of his extensive experience and depth of relationships in the staffing industry.

        Sanjeev Sardana, 51, has been the Senior Vice President of Corporate Development and the Chief Information Officer at the Parent since February 2013. He is responsible for mergers and acquisitions, strategic alliances and partnerships, and analytics and reporting. As Chief Information Officer, Mr. Sardana is responsible for managing the IT operations and product development for all of the Parent's companies. Prior to his role at the Parent, he was running a management advisory company, Adizi Technologies, since July 2008. Prior to his role at Adizi Technologies, Mr. Sardana co-founded a mobile platform and apps development company where he was responsible for product management, fund raising, and international business development. Previously, Mr. Sardana held progressively senior responsibilities in product development, product management, marketing, and corporate development in telecom and financial services industries. Mr. Sardana has degrees in engineering and computer science and an MBA from Columbia University. Among other attributes, skills and qualifications, Parent believes that Mr. Sardana is uniquely qualified to serve as a director of the Company because of his diverse corporate experience of over 25 years, which includes the nurturing and growing of a variety of businesses.

        Brian Soderholm, 49, has been the Senior Vice President of Sales at the Parent since 2010. Prior to joining the Parent, Mr. Soderholm was Senior Vice President of Sales at Bartech from 2008 until 2010. Mr. Soderholm has over twenty years of business development experience at leading workforce management and staffing companies. He is a recognized solution sales leader in the staffing industry known for delivering on customer expectations and growing sales organizations. Mr. Soderholm holds bachelor of arts degrees in business administration and computer science from the University of Wisconsin. Among other attributes, skills and qualifications, Parent believes that Mr. Soderholm is uniquely qualified to serve as a director of the Company because of his extensive sales and client management experience in the staffing industry.

 Information Concerning the Company's Directors and Officers

Directors

        The following discussion sets forth certain information about our directors.

        Brigid A. Bonner, 53, is Vice President of Digital Marketing for the Home Service Division of The Schwan Food Company. Prior to joining The Schwan Food Company, Ms. Bonner served as principal of Bonner Consulting, a firm focused on strategic planning, alignment and business development, and before then held executive positions in ecommerce, marketing, technology, strategic planning and business development at UnitedHealth Group, SimonDelivers.com, Target Corporation and IBM. She has been a director since April 2006, and is the Chair of the Nominating and Governance Committee. Among other attributes, skills and qualifications, the Board believes that Ms. Bonner is uniquely qualified to serve as a director because of her many years of leadership experience in the information technology field, which is core to the services provided by the Company to its clients.

        Krzysztof K. Burhardt, 71, has more than twenty-five years of executive experience in the technology field. Since 2000, he has been a partner at Clotho & Associates, a firm specializing in the identification of technical and business ventures. Dr. Burhardt was Vice President Technology at Honeywell International and Honeywell Inc. from May 1998 to August 2000. Previously, he served as Vice President and Chief Technology Officer at Imation Corporation, a data storage products company, and Vice President, R&D at 3M, a worldwide diversified technology company. He has been a director since December 2002, served as Chair of the Board until December 2010, and is chair of the Compensation Committee and a member of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Dr. Burhardt is uniquely qualified to serve as a director based on his strong background in the technology sector, since new technologies can be important factors in the success of the Company.

        Joseph T. Dunsmore, 55, is the Chairman and Chief Executive Officer of Digi International, Inc., a capacity in which he has served since 1999. Mr. Dunsmore also serves as a director with TreeHouse, a non-profit organization, and as a member of the Executive Advisory Board of the College of Business Administration, University of Northern Iowa. Mr. Dunsmore has served on Analysts International Corporation's Board of Directors since January 2008 and is a member of the Compensation and Nominating and Governance Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Dunsmore is uniquely qualified to serve as a director based on his successful experience in leading a public company for over ten years.

        Galen G. Johnson, 67, most recently served as the Corporate Vice President and Controller at Cargill, Inc., an international provider of food, agricultural and risk management products and services, a position he held from 1998 until his retirement in September 2010. Mr. Johnson previously served as Cargill's Vice President and Director of Worldwide Audit and Controller for Cargill's Salt Division. He has been a director since May of 2008 and serves on the Audit and Compensation Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Johnson is uniquely qualified to serve as a director and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements.

        Brittany B. McKinney, 42, has served as the Company's President and CEO since March 1, 2011 and was elected to the Board in May 2011. Before that, she was appointed as the Company's Interim President and CEO on September 29, 2010. Prior to being appointed Interim President and CEO, Ms. McKinney was the Company's Senior Vice President, Central Region. Previously, Ms. McKinney served as the Company's Vice President of Corporate Development. Prior to joining the Company in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at

Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives. Among other attributes, skills and qualifications, the Board believes that Ms. McKinney is uniquely qualified to serve as a director based on her extensive experience in the IT services industry and her track record of success in various management positions with the Company.

        Douglas C. Neve, 58, was the Executive Vice President and Chief Financial Officer at Ceridian Corporation, a business services company focusing on human resource management and solutions and credit and debit card processing principally for the retail and transportation industries, from February 2005 to March 2007. Mr. Neve is a certified public accountant who was a partner at the public accounting firm of Deloitte & Touche LLP from May 2002 to February 2005. He is also a director and chair of the Audit Committee at ALLETE, Inc., a Duluth-based diversified corporation primarily providing energy in the upper Midwest. Mr. Neve has been a director since May of 2008, and in December 2009 was appointed Chair of the Board of Directors. He is also the Chair of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Neve is uniquely qualified to serve as a director, Chair of the Audit Committee and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements, particularly in providing audit-related services to clients in many diverse industries. Mr. Neve is an audit committee financial expert within the meaning of the SEC rules, and brings his knowledge of public accounting, corporate reporting and risk management. His financial background includes experience as an executive of a publicly traded company.

        Robert E. Woods, 61, is the principal of Robert E. Woods Professional Association, a law firm. He served as Senior Vice President, General Counsel and Secretary of the Company from January 1, 2008 through September 30, 2009. Mr. Woods was elected to the Board in May 2011. Previously, Mr. Woods served as general counsel to Born Information Services, Inc., an information technology services consulting firm (from 2001 through 2005) and Senior Vice President and General Counsel of InsWeb Corporation of Redwood City, California (from 1999 through 2001). He was a shareholder with Briggs and Morgan, P.A. from 1984 through 1999. Among other attributes, skills and qualifications, the Board believes that Mr. Woods is uniquely qualified to serve as a director because of his considerable experience in representing technology clients and public companies.

Executive Officers

        The executive officers of the Company who are not directors are the following:

        Lynn L. Blake, 46, is the Company's Senior Vice President, Chief Financial Officer and Treasurer, effective July 2, 2012. Prior to this appointment, since June 2007, Ms. Blake served as the Vice President of Finance and Chief Accounting Officer at Entegris, Inc., a publicly traded, $700 million global provider of products and materials used in advanced high-technology manufacturing. Before then, from February 2002 through June 2007, Ms. Blake served as Corporate Controller at MTS Systems Corporation, a publicly traded global manufacturing company.

 Corporate Governance

Independent Directors

        The Company's Board of Directors currently is comprised of a total of seven members. Five of the members of the current Board are "independent" as defined by the listing standards of The Nasdaq Global Market. Nasdaq's definition of "independence" includes a requirement that our Board also review the relationships concerning independence of each new director on a subjective basis. In accordance with that review, our Board has made a subjective determination as to each independent director that no relationships exist that, in our Board's opinion, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and by us with regard to each director's business and personal activities as they may relate to our business and our management. None of the directors is related to any other director or to any executive officer of the Company.

        Each of our directors, other than Brittany McKinney, our President and CEO, and Robert E. Woods, our Secretary, qualifies as "independent" in accordance with the listing standards of The Nasdaq Global Market. Mr. Woods is precluded from being considered independent because he has received compensation from the Company in excess of $120,000 during the 12-month period preceding the date on which this Information Statement was mailed. The current independent directors are: Brigid A. Bonner, Krzysztof K. Burhardt, Joseph T. Dunsmore, Galen G. Johnson and Douglas C. Neve.

Board and Committee Meetings; Attendance of Board Members at Annual Meeting of Shareholders

        During the 2012 fiscal year, the Board of Directors held seven meetings. The Board of Directors also took one written action without meeting during the fiscal year. No incumbent director attended less than 75% of the aggregate of all Board of Directors meetings and all meetings held by any committee of the Board of Directors on which such director served. The independent directors hold regularly scheduled executive sessions, generally in conjunction with regularly scheduled Board meetings, but in no event less than two times per year.

        The Company expects directors to attend the Annual Shareholders Meeting and has adopted a formal policy that all directors attend the Annual Meeting. The policy also provides that, in the event that a director is unable to attend the Annual Meeting, the director must send a written notice at least ten (10) days prior to such meeting, or as soon as practicable in the event of sudden or emergent circumstances. All of our Board members attended the 2013 Annual Shareholders Meeting.

Board Committees

        The Company has standing audit, compensation and nominating and governance committees.

Audit Committee

        The members of the Audit Committee are: Douglas C. Neve (Chair), Galen G. Johnson and Krzysztof K. Burhardt. Each member of the Audit Committee is "independent" as defined by the listing standards of The Nasdaq Global Market and meet the definition of "independence" in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Committee held five meetings during the 2012 fiscal year and took no action without meeting during such fiscal year. Committee members consulted with one another on Committee matters between meetings. The Committee's purpose, as stated in its charter, is to oversee the majority of the Company's accounting and financial reporting policies and practices and to assist the Board of Directors in fulfilling its fiduciary and corporate accountability responsibilities.

  Audit Committee Duties and Responsibilities

        The Committee's responsibilities include: (i) appointment, retention, compensation, evaluation, termination and oversight of the Company's independent registered public accounting firm, including resolution of disagreements between management and the independent auditors regarding financial reporting; (ii) review and approval of the overall scope, plans and staffing of the annual audit as proposed by the independent registered public accounting firm; (iii) review of the results of the annual audit and quarterly reviews conducted by the independent registered public accounting firm; (iv) discussions with the independent auditors of critical accounting policies and procedures used by the Company; (v) review and pre-approval of services to be rendered by the Company's independent registered public accounting firm; (vi) maintaining a system for anonymous reporting of accounting irregularities, ethics concerns and violations; (vii) administration and oversight of the Company's Code of Ethical Business Conduct and Code of Ethics for Senior Financial Executives; (viii) review and discussion with management and the independent auditors of the Company's financial statements and other financial information to be included in the Company's public filings or otherwise disclosed; (ix) review of and consideration of recommendations of the independent registered public accounting firm regarding the Company's system of internal accounting controls and financial reporting; (x) review and oversight of the Company's related-party policy and approval of related-party transactions, if any; and (xi) annual review of the Committee's performance.

        The Committee's responsibilities also include (a) conducting executive sessions with the external auditors, management, the Chief Financial Officer and internal audit resources as necessary; (b) reviewing and evaluating the performance of the external auditors and discharging them if necessary; (c) discussing with management and the independent auditors, prior to filing thereof, the Company's Annual Report on Form 10-K, its quarterly reports on Form 10-Q and the Company's annual Proxy Statement; and (d) approving the appointment of internal audit personnel, reviewing significant reports to management presented by the internal audit function and providing assistance to the Board's monitoring of internal audit controls. The Company's independent registered public accounting firm always has direct access to Audit Committee members. The Committee is required to prepare and present an annual report to the Board as called for in the Committee's Charter.

        The Audit Committee Charter, previously adopted and amended by the Company's Board of Directors on November 4, 2009, as further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge in the Investor Relations section of the Company's website at www.analysts.com. At a regular meeting held in fiscal 2012 the Committee reviewed the Audit Committee Charter and resolved to retain the Charter in its current form.

Compensation Committee

        The members of the Compensation Committee are: Krzysztof K. Burhardt (Chair), Joseph T. Dunsmore and Galen G. Johnson. All of the members of the Compensation Committee are "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held seven meetings during the 2012 fiscal year and took one written action without meeting to review and approve a proposed offer of employment to a senior vice president and recommend that the Board of Directors grant stock options and award restricted stock units upon the effective date of the senior vice president's employment should the offer be accepted. Committee members also consulted with one another on Committee matters during the year.

        A copy of the Compensation Committee Charter, previously adopted and amended by the Company's Board of Directors on February 24, 2010, further describes the role of Committee. The Charter is available free of charge in the Investor Relations section of the Company's website at www.analysts.com. At a meeting held in fiscal 2012 the Committee reviewed the Compensation Committee Charter and resolved to retain the Charter in its current form.

  Compensation Committee Duties and Responsibilities

        The Compensation Committee is responsible for: (i) an annual recommendation of a suitable, high-level compensation and benefits strategy to the Board of Directors; (ii) periodic evaluation and review with management of the Company's compensation philosophy; (iii) annual review and approval of corporate goals and objectives, in consultation with other independent members of the Board of Directors, relevant to the compensation program for and performance of our Chief Executive Officer; (iv) setting the Chief Executive Officer's compensation in alignment with the annual review and approval of CEO goals and objectives; (v) annual review and approval of total compensation for the executive officers of the Company; (vi) recommending to the Board of Directors submission of all new equity-based incentive plans to the Company's shareholders; (vii) granting options under the Company's equity-based incentive plans; (viii) to the extent required by SEC rules and regulations, reviewing and discussing a Compensation Discussion and Analysis, if any, to be included in the Company's Proxy Statement or Annual Report on Form 10-K; (ix) periodic review of director compensation levels; (x) approval of any settlement of employment-related lawsuits exceeding $100,000; and (xi) annual performance evaluation of the Committee. The charter of the Compensation Committee does not provide for delegation of its authority.

  Outside Compensation Consultant

        In 2012, The Delves Group, an independent outside compensation consulting firm, was engaged to assist the Compensation Committee in developing a more comprehensive compensation philosophy for the Company and to conduct a competitive market analysis of executive and director compensation. Based on a competitive market analysis, The Delves Group provided the Compensation Committee with recommendations specific to the long-term incentive program for the CEO and other executives, as well as for the directors. The Company did not engage The Delves Group for any other services during fiscal year 2012.

        No compensation consultant provided additional services to the Company or its affiliates in an amount in excess of $120,000 during the last completed fiscal year.

  Compensation Philosophy

        As an IT staffing and services company, we operate in a highly competitive industry. Attracting, retaining and motivating talented executives who will drive our marketplace success is a critical component of our ongoing financial performance. Because of this, the Compensation Committee believes that our compensation program should be designed with a dual purpose: to provide a level of total compensation required to attract and retain talented and experienced key executives and to provide balanced incentives to motivate individual performance in a manner designed for us to achieve long-term growth in shareholder value. Specifically, the Compensation Committee seeks to:

  •
  Provide a total compensation package comprised of base salary and performance-based annual and long-term equity incentives that are competitive with compensation packages and practices of those peer group companies with which we compete for talent, as well as IT services companies in general;

  •
  Condition a significant portion of executive compensation upon the achievement or surpassing of targeted results or goals in key performance measures at the corporate, business unit and individual level, as specified by the Compensation Committee, designed to emphasize sustained profitable growth and encourage appropriate risk taking;

  •
  Align executive compensation with the long-term financial performance of the Company and the interests of our shareholders by providing long-term compensation through stock incentives; and

  •
  Continue to focus on good corporate governance procedures in the establishment of compensation packages and allocation of compensation to employees.

        The Compensation Committee believes that the ideal set of incentive plans should include a system of performance measures that capture the key value drivers of the Company, including revenue growth and profitability. The Committee further believes that the structure of the overall compensation program should reflect and promote a high level of collaboration and a team-oriented environment for senior leaders as well as for the rest of the Company. Individual performance objectives should recognize the unique and personal contribution employees add to long-term value creation at the Company as well as individual growth, leadership and development of employees, overall employee engagement and client satisfaction.

  Setting Executive Compensation; Role of Executive Officers

        In making decisions with respect to each element of executive compensation, the Compensation Committee takes into consideration the total value of the compensation elements for each executive and all executives as a group, with the assistance of compensation consultants from time to time as the Compensation Committee deems necessary. The Compensation Committee also examines the compensation practices of the peer companies with which we believe we compete in recruiting executive talent. In addition to reviewing compensation levels against those of our peers, the Compensation Committee has considered or may consider compensation data from other sources such as proprietary compensation surveys of our compensation consultant, surveys of other human resources consulting firms, information from our internal human resources personnel and other publicly available data.

        The Compensation Committee meets both in executive session and with the Chief Executive Officer to deliberate and act on compensation matters. In making its compensation decisions, the Committee will consider the input and recommendations from the Chief Executive Officer and the Company's human resources department concerning compensation matters involving the Chief Executive Officer as well as other officers, including base salary, cash incentives, stock option and restricted stock awards and severance and change in control arrangements. The Chief Executive Officer may not be present during deliberations or voting relating to his or her compensation.

  Director Compensation

        During fiscal year 2012 the Compensation Committee also met once to review the market competitiveness of the compensation paid to members of the Board of Directors and committees of the Board. As part of its review process, the Committee reviewed materials compiled by both the Committee and other members of the Board reflecting current levels of, and trends in, compensation for members of boards of directors of comparable publicly traded companies. Based on this review the Committee recommended that compensation for all members of the Board of Directors remain unchanged during fiscal year 2013. Director compensation is discussed in the "Narrative Disclosure of Director Compensation" section of this Information Statement.

Nominating and Governance Committee

        The members of the Nominating and Governance Committee are: Brigid A. Bonner (Chair) and Joseph T. Dunsmore. Each member of the committee is "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held two meetings during the 2012 fiscal year and took no action without meeting during the fiscal year. Committee members consulted with one another on Committee matters throughout the year.

  Nominating and Governance Committee Duties and Responsibilities

        The Committee is responsible for: (i) identifying and evaluating individuals qualified to serve on the Board of Directors or to fill open positions and periodically reviewing each incumbent director and new director candidates; (ii) developing and recommending criteria for service on the Board and reviewing the skills composition of members of and candidates for the Board of Directors; (iii) making annual recommendations of individuals for election at the Company's annual meeting or to be added to the Board at other times as necessary; (iv) recommending to the Board of Directors the compositions of the Board's committees and the members to chair the committees; (v) developing, reviewing and revising the Company's corporate governance standards, including size of the Board of Directors and the orientation and continuing education of Board members; (vi) overseeing organization, membership and evaluation of Board committee members; (vii) requiring each committee and the Board of Directors as a whole to maintain an annual review process to evaluate their performance and overseeing the annual review of and reporting the results of such review to the Board of Directors; and (viii) conducting an annual self-assessment of the performance of the Committee.

        A copy of the Nominating and Governance Committee Charter, as adopted by the Company's Board of Directors on October 28, 2008, and which further describes the role of Committee, is available free of charge in the Investor Relations section of the Company's website at www.analysts.com. At a meeting held in fiscal 2012 the Committee reviewed the Charter and resolved to retain the Charter in its current form.

Board Leadership Structure

        Since 2003 the Company has had separate individuals serving as Chairman of the Board and as Chief Executive Officer. The CEO is responsible for setting the strategic direction of the Company and managing the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agenda for meetings of the Board of Directors and presides over meetings of the full Board. The Company believes this structure strengthens the role of the Board in fulfilling its oversight responsibility and fiduciary duties to the Company's shareholders while recognizing the day-to-day management direction of the Company by its CEO, Brittany McKinney.

Qualifications of Candidates for Election to the Board

        The Nominating and Governance Committee generally believes that candidates for directors should have certain minimum qualifications, including possessing the ability to read and understand basic financial statements; being under 72 years of age (except those directors already serving on the Board prior to December 13, 2002); having experience with the Company's business and industry or experience in general business practices; having high moral character and mature judgment; being an independent thinker who is also able to work collegially with others; and not currently serving on more than four boards of public companies. The Nominating and Governance Committee reserves the right to modify these minimum qualifications from time to time.

Process for Identifying and Evaluating Candidates for Election to the Board

        The Nominating and Governance Committee will consider those candidates for nomination as a director recommended by shareholders, directors, third party search firms engaged by the Company and other sources. In evaluating director nominees, the Committee considers the following factors: (i) the appropriate size and the diversity of the Company's Board of Directors; (ii) the needs of the Board with respect to the particular talents and experience of its directors; (iii) the knowledge, skills and experience of nominees, including experience in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; (iv) diversity among members of the Board in terms of knowledge, experience, skills, expertise and other demographics that contribute to the Board's diversity; (v) familiarity with domestic and international business matters; (vi) experience with accounting rules and practices; (vii) appreciation of the relationship between the Company's business and changes in the Company's industry and business in general; and (viii) the desire to balance the considerable benefit of board continuity with the periodic injection of the fresh perspective provided by new members. Other factors to be considered may include a history of supporting and instituting change in company culture, business processes, infrastructure or financials; experience with strategic planning; analytical skills; a history of achieving results and success as an executive; current connection to the business world, especially in geographic areas where the Company operates; and experience in the Company's industry, finance, marketing, management, technology, a public company or corporate transactions.

Shareholder Nominations

        A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Company at the following address: Analysts International Corporation, Attention: Secretary, 7700 France Avenue South, Suite 200, Edina, MN 55435. Notice of a recommendation must include the name and address of the shareholder making the recommendation and the class and number of shares such shareholder owns. With respect to the person being recommended, the shareholder should include the recommended person's name, age, business address, residence address, current principal occupation, five-year employment history with employer names and a description of the employer's business, particular experience, qualifications, attributes or skills that lead the shareholder to conclude that this person should serve as a director, disclosure of any involvement in legal proceedings bearing on the fitness of the candidate serve as a director, the number of shares beneficially owned by the recommended person, whether such person can read and understand basic financial statements, and any board membership currently held or held during the past five years.

Risk Oversight

        The Company is exposed to a number of risks and has developed a process that (a) ranks and prioritizes identified risks, (b) assigns senior executives ownership of specific areas of risk who are charged with creating risk management action plans, (c) implements and monitors risk mitigation action plans, and (d) encourages internal audit, the Board of Directors and senior executive management to select possible areas of internal audits based on identified risks.

        The Board of Directors believes that analysis and management of business risks should be integrated into the Company's strategic plans, and in furtherance of that view the Company and the Board of Directors have initiated a process intended to identify enterprise-wide business risks and provide oversight of those risks. The Board bears overall responsibility for risk management while the Audit Committee is primarily responsible for oversight of risks involving financial and financial reporting matters.

        On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function in the areas of financial matters and financial reporting. In that regard, the CFO meets with the Audit Committee periodically to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise the Board of its discussions with the CFO regarding the Company's Risk Management efforts, and the CFO reports to the Board of Directors regularly to apprise the Board of the Company's ongoing risk management efforts.

Communications with the Board

        The Board provides a process for shareholders to send communications to the Board or any of the directors. Shareholders may send written communications to the Board or any of the directors c/o Secretary, Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, MN 55435. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

Board of Directors Compensation—2012 Fiscal Year(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards(2)(3) ($)	Option Awards(4)(5) ($)	Non-Equity Incentive Plan Compensation(6) ($)	Nonqualified Deferred Compensation Earnings(7) ($)	All Other Compensation ($)	Total ($)
Brigid A. Bonner	60,000	1,150	5,880	—	—	—	67,030
Krzysztof K. Burhardt	62,500	1,150	5,880	—	—	—	69,530
Joseph T. Dunsmore	55,000	1,150	5,880	—	—	—	62,030
Galen G. Johnson	55,000	1,150	5,880	—	—	—	62,030
Douglas C. Neve	105,000	2,300	8,820	—	—	—	116,120
Robert E. Woods	—	—	—	—	—	—	—

(1)
Information concerning the compensation of Brittany B. McKinney as a director during fiscal year 2012 is fully reflected in the Summary Compensation table found below.

(2)
This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 29, 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013.

(3)
In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2012, on January 3, 2012 each director received an annual equity grant of 200 shares (as chair, Mr. Neve's annual equity grant for fiscal year 2012 was 400 shares). All awards are fully vested upon grant.

(4)
This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 29, 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013.

(5)
In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2012, on January 3, 2012 options to purchase 1,600 shares of the Company's common stock (as Chair, Mr. Neve's annual option grant for 2012 was 2,400 shares) were granted to all directors at an exercise price of $5.75. These options vest in increments of one quarter annually over four years beginning January 3, 2013.

(6)
We do not maintain a non-equity incentive plan for members of the Board of Directors.

(7)
We do not maintain defined benefit or pension plans for members of the Board of Directors.

 Narrative Disclosure of Director Compensation

Cash Compensation

        Pursuant to a resolution of the Board of Directors adopted in December 2011, during fiscal year 2012 each of our independent directors (other than the Chair) was paid an annual retainer of $55,000, plus expenses, and the Chair was paid an annual retainer of $95,000, plus expenses. Also, the chair of the Nominating and Governance Committee was paid an additional $5,000 per year; the chair of the Compensation Committee was paid an additional $7,500; and the chair of the Audit Committee was paid an additional $10,000 per year. All such amounts were paid quarterly.

        No director is paid a separate fee for attending Board or Committee meetings. In accordance with Company policies, employee and related-person directors did not receive compensation for their service as directors during 2012.

Equity Compensation

        A portion of our directors' annual compensation includes annual stock option grants and stock awards. On the first business day after the first of each calendar year, the Chair of the Board is granted an option to purchase 2,400 shares of our common stock while the other independent directors are granted options to purchase 1,600 shares of our common stock. The exercise price of the options is the fair market value of our common stock at the close of trading on the date of grant. Each option has a term of ten years and becomes exercisable in four equal installments commencing on the first anniversary of the date of grant and continuing for the three successive anniversaries thereafter. In the event of the retirement (as defined in the 2004 Equity Incentive Plan), disability or death of an independent director, all options granted to such director under the 2004 Equity Incentive Plan (as amended May 25, 2006) are immediately exercisable. In addition, on the first business day of each calendar year, the Chair of the Board receives an equity grant of 400 shares of our common stock and the other independent directors receive 200 shares of common issued from the 2004 Equity Incentive Plan (as amended May 25, 2006).

Indemnification

        Our Bylaws instruct us to indemnify our directors and officers to the fullest extent to which officers and directors may be indemnified under Minnesota corporate law.

Executive Compensation

Summary Compensation Table—Fiscal Years 2012 and 2011

        The table below sets forth certain information regarding compensation for the 2012 and 2011 fiscal years awarded to or earned by (i) our principal executive officer during the 2012 fiscal year; (ii) the only individual, other than the principal executive officer, who was serving as an executive officer at the end of the 2012 fiscal year and who received in excess of $100,000 in total compensation during such fiscal year; and (iii) one additional individual who received in excess of $100,000 in total compensation during the 2012 fiscal year but was not serving as an executive officer at the end of such fiscal year. We refer to these individuals as our "named executive officers."

Name and Prinicpal Position	Fiscal Year	Salary ($)		Bonus ($)		Stock Awards(1) ($)		Option Awards(1) ($)		Non-Equity Incentive Plan Compensation ($)		Non-Qualified Deferred Compensation on Earnings ($)	All Other Compensation ($)		Total ($)
Brittany B. McKinney(2)	2012	325,000	(3)	—		93,925	(4)	57,194	(5)	—			3,671	(6)	479,790
President and Chief Executive Officer	2011	320,269	(7)	—		220,000	(8)	140,889	(9)	129,257	(10)	—	3,739	(11)	814,154
Lynn L. Blake(12)	2012	125,000	(13)	75,000	(14)	107,000	(15)	65,847	(16)	—		—	306	(17)	373,153
Senior Vice President,	2011	—		—		—		—		—		—	—		—
Chief Finanical Officer
William R. Wolff(18)	2012	115,000	(19)	—		10,838	(20)	6,039	(21)	—		—	113,015	(22)	244,892
Former Senior Vice President,	2011	92,885	(23)	—		62,000	(24)	39,839	(25)	29,071	(26)	—	449	(27)	224,244
Chief Finanical Officer

(1)
The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2012 and 2011 are included in footnote 1 to our audited financial statements for fiscal year 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013. These amounts do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(2)
Brittany B. McKinney was elected a member of the Board of Directors effective May 24, 2011. Announced on February 22, 2011 and effective March 1, 2011, Ms. McKinney was appointed President and Chief Executive Officer. Previously, Ms. McKinney served as Interim President and Chief Executive Officer effective September 29, 2010.

(3)
This is the amount paid to Ms. McKinney during fiscal year 2012 in her capacity as President and Chief Executive Officer. Ms. McKinney's employment agreement with the Company, effective March 1, 2011, provides for a base salary of $325,000 per year among other incentives.

(4)
On March 15, 2012, the Company awarded Ms. McKinney 16,250 restricted stock units at a fair value price of $5.78 per share. One-quarter of the restricted stock unit award (4,062 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on March 15 of each of the following three years.

(5)
On March 15, 2012, the Company granted Ms. McKinney options to acquire 16,250 shares at an exercise price of $5.78 per share. One-quarter of that award (4,062 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 15 of each of the following three years. The options expire on March 15, 2022.

(6)
Ms. McKinney's fiscal year 2012 compensation included $726 for group term life insurance premiums, $2,472 for medical premium benefits and $472 for deferred compensation accruals by the Company for the Restated Special Executive Retirement Plan ("Restated SERP"). Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(7)
This is the amount paid to Ms. McKinney during fiscal year 2011 in her capacity as Interim President and Chief Executive Officer and then in her role as President and Chief Executive Officer. Ms. McKinney's employment agreement with the Company, effective March 1, 2011, provides for a base salary of $325,000 per year among other incentives.

(8)
On March 1, 2011, the Company awarded Ms. McKinney 50,000 restricted stock units at a fair value price of $4.40 per share. One-quarter of the restricted stock unit award (12,500 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on March 1 of each of the following three years.

(9)
On March 1, 2011, the Company granted Ms. McKinney options to acquire 50,000 shares at an exercise price of $4.40 per share. One-quarter of that award (12,500 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 1 of each of the following three years. The options expire on March 1, 2021.

(10)
This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. In accordance with Ms. McKinney's Employment Agreement with an effective date of March 1, 2011, she is eligible to receive up to 50% of her annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis.

(11)
Ms. McKinney's fiscal year 2011 compensation included $647 for group term life insurance premiums, $2,418 for medical premium benefits and $674 for deferred compensation accruals by the Company for the Restated SERP. Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(12)
On June 8, 2012, the Company and Ms. Blake entered into an Employment Agreement with an effective date of July 2, 2012 to serve the Company as Senior Vice President, Chief Financial Officer.

(13)
This is the amount paid to Ms. Blake during fiscal year 2012 in her capacity as Senior Vice President, Chief Financial Officer. Ms. Blake's employment agreement with the Company, effective July 2, 2012, provides for a base salary of $250,000 per year among other incentives.

(14)
This is the bonus for fiscal year 2012 payable to Ms. Blake pursuant to her Employment Agreement, which provided for a bonus if certain performance obligations were met.

(15)
On July 2, 2012, the Company awarded Ms. Blake 25,000 restricted stock units at a fair value price of $4.28 per share. One-quarter of the restricted stock unit award (6,250 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on July 2 of each of the following three years.

(16)
On July 2, 2012, the Company granted Ms. Blake options to acquire 25,000 shares at an exercise price of $4.28 per share. One-quarter of that award (6,250 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on July 2 of each of the following three years. The options expire on July 2, 2022.

(17)
Ms. Blake's 2012 compensation included $306 for group term life insurance premiums.

(18)
William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. His Separation Agreement provided that Mr. Wolff would receive his regular base salary of $230,000 per year through December 7, 2012.

(19)
This amount represents the regular base salary for Mr. Wolff through the end of his employment with the Company on June 29, 2012. His original employment agreement, dated August 8, 2011, provided that Mr. Wolff would receive $230,000 in annual base salary plus be eligible to receive additional incentive compensation.

(20)
On March 15, 2012, the Company awarded Mr. Wolff 7,500 restricted stock units at a fair value price of $5.78 per share. One-quarter of the restricted stock unit award (1,875 shares) vested immediately and, in accordance with the provisions of the Restricted Stock Unit Agreement, all remaining unvested restricted stock units were forfeited when Mr. Wolff ceased to be an employee of the Company.

(21)
On March 15, 2012, the Company granted Mr. Wolff options to acquire 7,500 shares at an exercise price of $5.78 per share. One-quarter of that award (1,875 options) vested immediately and the remainder were to vest in three equal annual installments thereafter. Mr. Wolff's right to future vesting was forfeited upon his resignation and the options terminated in their entirety on the three-month anniversary of such resignation in accordance with the provisions of the underlying Incentive Stock Option Agreement.

(22)
Mr. Wolff's fiscal year 2012 compensation included $1,050 for group term life insurance premiums, $101,731 in severance compensation and $10,234 payments for continued medical benefits for six months beyond the separation agreement effective date.

(23)
This is the amount paid to Mr. Wolff during fiscal year 2011 in his capacity as Senior Vice President, Chief Financial Officer. Mr. Wolff's Employment Agreement with the Company, effective August 8, 2011, provided for a base salary of $230,000 per year among other incentives.

(24)
On August 9, 2011, the Company awarded Mr. Wolff 20,000 restricted stock units at a fair value price of $3.10 per share. One-quarter of the restricted stock unit award (5,000 shares) vested immediately and, in accordance with the provisions of the Restricted Stock Unit Agreement, all remaining unvested restricted stock units were forfeited when Mr. Wolff ceased to be an employee of the Company.

(25)
On August 9, 2011, the Company granted Mr. Wolff options to acquire 20,000 shares at an exercise price of $3.10 per share. One-quarter of that award (5,000 options) vested immediately and the remainder were to vest in three equal annual installments thereafter. Mr. Wolff's right to future vesting was forfeited upon his resignation and the options terminated in their entirety on the three-month anniversary of such resignation in accordance with the provisions of the underlying Incentive Stock Option Agreement.

(26)
This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. In accordance with Mr. Wolff's Employment Agreement effective as of August 8, 2011, he was eligible to receive up to 50% of his annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis. For fiscal year 2011, ended December 31, 2011, Mr. Wolff was eligible to receive incentive compensation in an amount equal to 40% of his annual base compensation, pro-rated to reflect his partial year employment with the Company during fiscal year 2011.

(27)
Mr. Wolff's fiscal year 2011 compensation included $449 for group term life insurance premiums.

 Outstanding Equity Awards At Fiscal Year-End

	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brittany B. McKinney	20,000	—		—	$6.75	6/27/2018	—	—	—	—
	10,000	—		—	$3.75	9/11/2019	—	—	—	—
	11,250	3,750	(2)	—	$2.82	3/2/2020	—	—	—	—
	25,000	25,000	(3)	—	$4.40	3/1/2021	25,000	79,250	—	—
	4,062	12,188	(4)	—	$5.78	3/15/2022	12,188	38,636	—	—
Lynn L. Blake	6,250	18,750	(5)	—	$4.28	7/2/2022	18,750	59,438	—	—
William R. Wolff(6)	—	—		—	—	—	—	—	—	—

(1)
All figures in this table are presented on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.

(2)
Ms. McKinney's unvested stock options will vest annually, the final increment of 3,750 on March 2, 2013, with an exercise price of $2.82. The options expire on March 2, 2020.

(3)
Ms. McKinney's unvested stock options will vest annually in increments of 12,500 on March 2, 2013 and March 2, 2014, with an exercise price of $4.40. The options expire on March 1, 2021.

(4)
Ms. McKinney's unvested stock options will vest annually in increments of 4,062 on March 15, 2013 and 4,063 on March 15, 2014 and on March 15, 2015, with an exercise price of $5.78. The options expire on March 15, 2022.

(5)
Ms. Blake's unvested stock options will vest annually in increments of 6,250 on July 2, 2013, July 2, 2014 and July 2, 2015 with an exercise price of $4.28. The options expire on July 2, 2022.

(6)
William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. As noted below in the narrative disclosure of the severance arrangements with Mr. Wolff, all rights to future vesting under his option awards and all unvested restricted stock units were forfeited upon his resignation and all stock options held by Mr. Wolff terminated in their entirety upon the three-month anniversary of such resignation.

Narrative Disclosure of Executive Compensation and Additional Disclosure

        The principal components of compensation for our executives are: (1) base salary; (2) performance-based cash incentive payments (sometimes referred to as "annual incentives"); (3) long-term incentive compensation; (4) non-qualified deferred compensation benefits; and (5) perquisites and other personal benefits. Information concerning the foregoing, the material terms of our named executive officers' employment agreements or arrangements and their compensation during fiscal years 2012 and 2011, and the material terms of plans providing for payments of retirement benefits or payments in connection with resignation, retirement or other termination or change in control, follows below.

Annual Cash (Non-Equity) Incentive Compensation

        During fiscal year 2011 the Compensation Committee approved the Company's 2012 Annual Management Incentive Plan ("AMIP"). In general, the AMIP reflects the view of the Compensation Committee, shared by the Board, that executive compensation arrangements should be structured to reflect rewards for achievement of goals that are consistent with the creation of shareholder value.

  Fiscal Year 2012

        The Company did not achieve the targeted financial performance stated in the AMIP for fiscal year 2012 and accordingly no bonuses were paid pursuant to the AMIP.

  Fiscal Year 2011

        Based on Company performance during fiscal year 2011, the Compensation Committee recommended, and the Board of Directors approved, discretionary incentive compensation for fiscal year 2011.

Equity Incentive Compensation

        Under the Company's equity incentive plans, the Compensation Committee has made stock option grants and/or restricted stock awards from time to time to named executives and other employees in connection with entering into an employment agreement or in recognition of individual contributions to our performance. These plans also allow the Company to continue to make stock option grants and award restricted stock to attract and maintain a talented management team for the benefit of our shareholders.

        When making such stock option grants or when issuing restricted stock or restricted stock unit awards, the Compensation Committee takes into account:

  •
  the employee's performance and contribution to our financial performance and operational objectives;

  •
  the number and value of shares awarded and options granted previously to the employee;

  •
  the number of shares available for grant under our plans;

  •
  the value of the shares underlying stock options and restricted stock awards; and

  •
  the overall net stock dilution created by the stock option grants and restricted stock awards.

Employment and Other Agreements—Named Executive Officers Currently Employed by the Company

        Brittany B. McKinney.    Ms. McKinney is the Company's President and CEO, effective March 1, 2011. Before that, she served as the Company's Interim President and CEO (from September 29, 2010 through the date of her appointment as President and CEO).

        Ms. McKinney and the Company entered into an Employment Agreement (the "McKinney Agreement"), effective as of March 1, 2011, which provides for an initial term of one year, with automatic one-year renewals unless either party gives proper notice of nonrenewal. The McKinney Agreement was automatically renewed on March 1, 2013 (the anniversary of its effective date) as neither the Company nor Ms. McKinney provided written notice of non-renewal.

        The McKinney Agreement also provides that the Board of Directors would nominate Ms. McKinney as a candidate for election as a director at the Company's 2011 Annual Meeting of Shareholders and that she would continue to serve as a member of the Board until termination of her employment, her resignation from Board, the Board's failure to nominate her for re-election (and the subsequent completion of her term as a member of the Board of Directors), her removal from the Board pursuant to Minnesota statutes, or her failure to be reelected to the Board by the Company's shareholders.

        The McKinney Agreement provides that Ms. McKinney will receive base compensation of $325,000 per year and will be eligible to earn an annual cash incentive payment in the target amount of 50% of her annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors (the "Committee") on an annual basis. The McKinney Agreement further provides for a grant of 50,000 stock options and 50,000 restricted stock awards, which occurred simultaneously with the parties' execution of the McKinney Agreement. Additional information concerning these grants is set forth below under "2011 Equity Grants." On December 11, 2012, upon recommendation of the Committee, the target amount of Ms. McKinney's cash incentive award was increased from 50% to 100% of her annual base compensation.

Non-Equity Incentive Plan Compensation

        Ms. McKinney did not receive an annual incentive for services rendered during fiscal year 2012 as the Company did not achieve the targeted financial performance stated in the Company's 2012 Annual Management Incentive Plan (AMIP). Ms. McKinney was paid an annual incentive in the amount of $129,257 for services rendered during fiscal year 2011 for meeting certain Company performance measures during that year.

2012 Equity Grants

        Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Compensation Committee, granted Ms. McKinney options to acquire 16,250 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2012 options were granted under the Company's 2004 Equity Incentive Plan, which does not contain any provision which would automatically accelerate the vesting of the 2012 options upon a change in control. The 2004 Equity Incentive Plan does, however, permit the Board of Directors to provide, among other things, for the equitable acceleration of the exercisability of any outstanding options in the event of an acquisition of the Company through the sale of substantially all of the Company's assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company.

        Also effective March 15, 2012 the Company awarded Ms. McKinney 16,250 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2012 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2012 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested and exercisable.

2011 Equity Grants

        Effective March 1, 2011, in connection with her appointment as President and CEO and pursuant to the terms of the McKinney Agreement, the Company granted Ms. McKinney options to acquire 50,000 shares of the Company's common stock at the closing price on the date of grant ($4.40 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2011 grant of options was made under the Company's 2009 Equity Incentive Plan, and the Incentive Stock Option Agreement pursuant to which the options were granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2011 options will become fully vested and exercisable.

        Also effective March 1, 2011 (and also in connection with her appointment as President and CEO and pursuant to the terms of the McKinney Agreement), the Company awarded Ms. McKinney 50,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2011 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2011 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2011 restricted stock unit award will become fully vested and exercisable.

Deferred Compensation

        Ms. McKinney is the only remaining participant in the Company's Restated SERP (nonqualified deferred compensation plan). Effective January 3, 2010, the Company discontinued all basic employer contributions under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors. The amounts of $472 and $674, incurred by the Company in fiscal years 2012 and 2011 respectively, are included in the "All Other Compensation" column for Ms. McKinney's compensation in the Summary Compensation Table. No above-market interest was accrued by the Company in fiscal years 2012 and 2011.

Termination and Severance

        Either the Company or Ms. McKinney may terminate the McKinney Agreement, and her employment, at any time. In the event Ms. McKinney's employment is terminated by the Company without "Good Cause" (as defined in the McKinney Agreement) or by Ms. McKinney on the basis of a constructive termination without Cause (as defined in the McKinney Agreement), the Company will pay to Ms. McKinney a lump sum equal to her annual base salary then in effect and will also pay her an incentive compensation bonus for the then-current fiscal year, prorated over the portion of the fiscal year for which she was employed, to the extent accrued as of the date of termination without Cause, and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months, following her execution (and non-revocation) of a general release of claims in form and substance acceptable to the Board of Directors.

        Under the terms of the McKinney Agreement, the Company may at any time immediately terminate Ms. McKinney's employment for Good Cause. In the event of a termination for Good Cause, the Company is required to deliver a written notice to Ms. McKinney stating the basis for such cause but is not obligated to pay any form of severance or other compensation to Ms. McKinney.

        Although the McKinney Agreement does not itself provide change of control protections, she is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

        Lynn L. Blake.    Lynn L. Blake is the Company's Senior Vice President, Chief Financial Officer and Treasurer, effective July 2, 2012.

        On June 8, 2012, the Company and Ms. Blake entered into an Employment Agreement (the "Original Blake Agreement") with an effective date of July 2, 2012. The Company and Ms. Blake entered into an amendment to the Original Blake Agreement on July 31, 2013 (the "Amendment" and together with the Original Blake Agreement, the "Amended Blake Agreement"). The Amendment was effective as of July 2, 2013. The Amended Blake Agreement provides that Ms. Blake will be employed as Senior Vice President, Chief Financial Officer and Treasurer of the Company for an initial term of one year. Thereafter, the Amended Blake Agreement automatically renews for successive one-year renewal terms (each, a "Renewal Term") until the Company or Ms. Blake provides notice of non-renewal in writing to the other at least 30 days prior to the applicable renewal date.

        The Amended Blake Agreement provides that Ms. Blake will receive base compensation of $250,000 per year and, during any Renewal Term, will be eligible to earn an annual cash incentive payment in an amount up to 50% of her annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors (the "Committee") on an annual basis. For the Company's fiscal year 2012, which ended on December 29, 2012, the Amended Blake Agreement provided that Ms. Blake was eligible to receive a bonus in an amount to be established by the Compensation Committee based on the achievement of certain performance goals to be mutually agreed within 90 days after the effective date of July 2, 2012. Additional information concerning this bonus is set forth below under "2012 Bonus."

        The Amended Blake Agreement additionally provides for the grant of 25,000 stock options and award of 25,000 restricted stock units under the Company's 2004 Equity Incentive Plan and 2009 Equity

Incentive Plan, respectively. Additional information concerning these grants is set forth below under "2012 Equity Grants."

2012 Bonus

        Ms. Blake was paid a discretionary bonus for services rendered during fiscal year 2012 in the amount of $75,000, based on the achievement of certain performance goals, as approved and ratified by the Compensation Committee.

2012 Equity Grants

        Effective July 2, 2012, in connection with her appointment as Senior Vice President, Chief Financial Officer and Treasurer and pursuant to the terms of the Amended Blake Agreement, the Company granted Ms. Blake options to acquire 25,000 shares of the Company's common stock at the closing price on the date of grant ($4.28 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2012 options were granted under the Company's 2004 Equity Incentive Plan, which does not contain any provision which would automatically accelerate the vesting of the 2012 options upon a change in control. The 2004 Equity Incentive Plan does, however, permit the Board of Directors to provide, among other things, for the equitable acceleration of the exercisability of any outstanding options in the event of an acquisition of the Company through the sale of substantially all of the Company's assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company.

        Also effective July 2, 2012 (and also in connection with her appointment as Senior Vice President, Chief Financial Officer and Treasurer and pursuant to the terms of the Amended Blake Agreement), the Company awarded Ms. Blake 25,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2012 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2012 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested and exercisable.

Termination and Severance

        Notwithstanding the term of the Amended Blake Agreement, either party has the right to terminate the Amended Blake Agreement and Ms. Blake's employment at any time. In the event Ms. Blake's employment is terminated by the Company during the original term or any renewal term without "Cause" (as defined in the Amended Blake Agreement), the Company will pay severance to Ms. Blake by continuing to pay her base compensation for twelve months after any such termination, provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. In addition, the Amended Blake Agreement provides that the Company will reimburse Ms. Blake for medical insurance premium payments made under COBRA for a period of up to six months following the date of termination. If the Company terminates Ms. Blake's employment for Cause, no severance is payable and the Company will have no further obligation or liability to her. If the Company elects not to renew the Amended Blake Agreement beyond expiration of the then-current term, the Company will pay severance to Ms. Blake by continuing to pay her base compensation for six months after the Amended Blake Agreement expires, provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. In addition, the Amended Blake Agreement provides that the Company will reimburse Ms. Blake for medical insurance premium payments made under COBRA for a period of up to six months following the date of termination.

        Although the Amended Blake Agreement does not itself provide change of control protections, she is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

Change in Control Severance Pay Plan

        Certain senior executives are covered by the Analysts International Corporation Change in Control Severance Pay Plan (the "Change in Control Plan"). The purpose of the Change in Control Plan, which took effect on March 1, 2011, and was amended on August 27, 2013, is to provide benefits to certain "qualified employees" whose employment is terminated in connection with a "Change of Control" (as defined in the Change in Control Plan). For purposes of the Change in Control Plan, the term "qualified employee" means any individual who (i) is either (a) an officer of the Company in the position of Senior Vice President or above whose employment has been approved by the Board or the Compensation Committee of the Board, or (b) a management level or other highly compensated employee of the Company who is selected as a "qualified employee" by the Board or the Compensation Committee; (ii) is not a party to a separate written agreement with the Company which expressly provides that the individual is not eligible to participate in the Change in Control Plan; and (iii) is not a party to a separate written agreement with the Company that provides severance benefits to the individual in the event of a Change in Control.

        A participant in the Change in Control Plan will be entitled to certain severance payments and benefits if (i) the participant's employment is terminated by the Company without "Cause" or by the participant for "Good Reason" (as such terms are defined in the Change in Control Plan), and (ii) such termination occurs either (a) within the period beginning on the date of a change in control and ending on the last day of the twelfth month that begins after the month in which the change in control occurs, or (b) prior to a change in control if the termination occurs in connection with the change in control.

        If terminated or separated from the Company under the circumstances set forth above, a participant will be entitled to a lump sum payment equal to the participant's annual base salary then in effect.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company's named executive officers that is based on or otherwise relates to the Offer and the Merger and that may become payable to such named executive officer, assuming:

  •
  the Merger was consummated on August 29, 2013, the last practicable date prior to the filing of Information Statement;

  •
  the price per Share paid by Purchaser in the Offer is $6.45;

  •
  that the employment of Ms. McKinney was terminated (i) without Good Cause by the Company (for purposes of the McKinney Agreement), (ii) pursuant to constructive termination by the Company (for purposes of the McKinney Agreement only), (iii) by Ms. McKinney for Good Reason (for purposes of the Change in Control Plan), or (iv) by the Company without Cause (for purposes of the Change in Control Plan), in each case immediately following such consummation; and

  •
  that the employment of Ms. Blake was terminated by the Company without Cause (for purposes of the Amended Blake Agreement and the Change in Control Plan) or by Ms. Blake for Good Reason (for purposes of the Change in Control Plan only), in each case immediately following such consummation.

For additional details regarding the terms of the payments quantified below, see "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company" in the Schedule 14D-9; "Employment and Other Agreements—Named Executive Officers Currently Employed by the Company" above; and "Change in Control Severance Pay Plan" above.

Name	Cash ($)		Equity ($)(1)		Pension/NQDC ($)		Perquisites/Benefits ($)(2)	Other ($)		Total ($)
Brittany McKinney	669,375	(3)	327,875	(4)	17,123	(5)	3,392	149,800	(6)	1,167,565
Lynn Blake	500,000	(7)	134,875	(4)	—		8,834	74,900	(6)	718,609
William Wolff(8)	—		—		—		—	—		—

(1)
These amounts are payable under a "single-trigger" arrangement provided for in the Merger Agreement and are not conditioned upon a termination or resignation of the executive officer. See "Arrangements with the Company's Current Executive Officers and Directors—Effect of the Merger Agreement on Restricted Stock Units" and "—Effect of the Offer and the Merger Agreement on Stock Options" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 for a description of the circumstances under which the named executive officer's stock options and restricted stock units will be accelerated and cancelled. The amounts in this column reflect, as of August 29, 2013, the payments made for the cancellation of outstanding option awards and restricted stock units based on the Offer Price.

(2)
Amount represents the value of reimbursements for medical insurance premium payments made under COBRA for six months.

(3)
This amount reflects the maximum aggregate amount potentially payable to Ms. McKinney pursuant to the McKinney Agreement and the Change in Control Plan. The Parent and Ms. McKinney have not had substantive discussions regarding her post-closing role in the Company. The McKinney Agreement provides for a lump-sum payment equal to Ms. McKinney's current base salary of $325,000 in the event she terminates her employment or the Company terminates her employment pursuant to the terms of the agreement. The McKinney Agreement provides that Ms. McKinney will also receive a pro rata portion of any accrued incentive compensation bonus, which equaled $19,375 as of July 31, 2013. Ms. McKinney is also a participant in the Change in Control Plan, which provides for a lump-sum payment equal to her current base salary of $325,000 in the event the Company terminates her employment without Cause or she resigns for Good Reason, in each case following a Change of Control. The Change in Control Plan also provides that an individual who is a party to an agreement with the Company that provides severance benefits to the individual in the event of a Change in Control is not eligible to receive payments under the plan. The McKinney Agreement does not itself provide change of control protections. See "Arrangements with the Company's Current Executive Officers and Directors—Change in Control Severance Pay Plan" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 for a description of the eligibility requirements under the Change in Control Plan.

(4)
The amounts in this column reflect the value that will be received upon the cancellation of outstanding vested and unvested stock options and restricted stock unit awards.

(5)
Pursuant to the Restated Special Executive Retirement Plan (the "SERP"), upon a Change in Control (as defined in the SERP), the Company will contribute sufficient funds to a trust to provide for payment of all benefits due to participants under the terms of the SERP. Ms. McKinney is the only participant in the SERP. If the SERP is terminated in connection with a Change in Control, all benefits due to Ms. McKinney will be paid in a single lump-sum payment within twelve months of the date of termination.

(6)
Amounts reflect the potential retention/transaction bonuses payable under the Retention/Transaction Bonus Agreements entered into with each of Ms. McKinney and Ms. Blake on August 27, 2013 based on an Offer Price of $6.45 and successful closing of the Merger. See "Arrangements with the Company's Current Executive Officers and Directors—Retention/Transaction Bonus Agreements" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 for a description of these agreements.

(7)
This amount reflects the maximum aggregate amount potentially payable to Ms. Blake pursuant to the Amended Blake Agreement and the Change in Control Plan. The Parent and Ms. Blake have not had substantive discussions regarding her post-closing role in the Company. The Amended Blake Agreement provides for a payment equal to Ms. Blake's current base salary of $250,000 in the event the Company terminates her employment without Cause. Any payments made under the Amended Blake Agreement would be paid out over a twelve month period. Ms. Blake is also a participant in the Change in Control Plan, which provides for a lump-sum payment equal to her current base salary of $250,000 in the event the Company terminates her employment without Cause or she resigns for Good Reason, in each case following a Change of Control. The Change in Control Plan also provides that an individual who is a party to an agreement with the Company that provides severance benefits to the individual in the event of a Change in Control is not eligible to receive payments under the plan. The Amended Blake Agreement does not itself provide change of control protections. See "Arrangements with the Company's Current Executive Officers and Directors—Change in Control Severance Pay Plan" under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 for a description of the eligibility requirements under the Change in Control Plan.

(8)
William Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. He is reflected in this table to comply with SEC rules.

Severance Arrangements with Named Executive Officers who are no Longer Employed by the Company

        The information below provides disclosures as to the severance and other post-employment arrangements with one named executive officer who is no longer employed by the Company. Although Mr. Wolff is no longer employed by the Company, he was one of our two most highly compensated executive officers other than the CEO during the last completed fiscal year (2012), which is why information about his compensation is provided in this Information Statement.

        William R. Wolff was the Company's Senior Vice President, Chief Financial Officer from August 8, 2011 until June 12, 2012, when he resigned from his employment effective as of the close of business on June 29, 2012. On June 12, 2012, the Company entered into a Separation Agreement and Release of Claims with Mr. Wolff (the "Separation Agreement"). The Separation Agreement provided, among other things, that as severance compensation Mr. Wolff would continue to receive his regular base salary of $230,000 per annum through (and ending on) December 7, 2012, and would receive reimbursement of his medical insurance premium payments made under COBRA through December 31, 2012 (not to exceed $1,800 per month). The Separation Agreement included a release of all claims arising out of or relating to Mr. Wolff's employment with the Company or the termination of that employment. In accordance with the requirements of Minnesota law, the Separation Agreement provided that Mr. Wolff had the right to revoke the release of claims contained in the agreement within 15 calendar days after signing the agreement, and also provided for a concurrent revocation period of seven calendar days after signing the agreement under the federal Age Discrimination in Employment Act.

        Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Compensation Committee, granted Mr. Wolff options to acquire 7,500 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder were to vest ratably on an annual basis over the following three years. Also effective March 15, 2012 the Company awarded Mr. Wolff 7,500 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder were to vest ratably on an annual basis over the following three years.

        Effective August 9, 2011, in connection with his appointment as Senior Vice President, Chief Financial Officer, the Board of Directors approved the grant to Mr. Wolff of options to acquire 20,000 shares of the Company's common stock at the closing price on the date of the grant ($3.10 per share). One-quarter of the options vested immediately, and the remainder were to vest ratably on an annual basis over the following three years. Also effective August 9, 2011 the Company awarded Mr. Wolff 20,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder were to vest ratably on an annual basis over the following three years.

        In accordance with the provisions of the applicable Incentive Stock Option and Restricted Stock Unit Agreements, all rights to future vesting under his option awards and all unvested restricted stock units were forfeited upon his resignation and all stock options held by Mr. Wolff terminated in their entirety on the three-month anniversary of such resignation.

        Pursuant to the applicable Restricted Stock Unit Agreements, in fiscal year 2012 Mr. Wolff was issued 1,875 shares of Company Common Stock and in fiscal year 2011 he was issued 5,000 shares of Company Common Stock.

Report of the Audit Committee

        The role of the Audit Committee is to oversee the Company's financial reporting process. Management is responsible for the Company's financial statements and reporting process, including the Company's systems of internal controls. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America. A copy of the Audit Committee Charter, which was revised and adopted by the Company's Board of Directors on November 4, 2009 and further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge on the Company's Investor Relations page of its website.

        In performing its functions, the Audit Committee reports that:

  •
  The Committee met with the Company's independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting;

  •
  The Committee reviewed and discussed with management the audited financial statements included in the Company's Annual Report, management's representations regarding the financial statements and the Company's internal controls;

  •
  The Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU § 380), as modified, amended or supplemented;

  •
  The Committee received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the

    Committee concerning independence, and discussed with them matters relating to their independence;

  •
  The Committee received information from management and the independent registered public accounting firm with respect to non-audit services provided by the Company's independent registered public accounting firm, and considered whether the provision of those services is compatible with maintaining the auditors' independence; and

  •
  The individual Committee members and the Committee as a whole comply with the independence requirements set forth in applicable regulations.

Based upon its reviews and discussions with the independent registered public accounting firm and management, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 for filing with the Securities and Exchange Commission.

Douglas C. Neve, Chair
Krzysztof K. Burhardt
Galen G. Johnson
 Members of the Audit Committee

Certain Relationships and Related Party Transactions

        The Securities and Exchange Commission has specific disclosure requirements covering certain types of transactions that we engage in with our directors, executive officers or other specified parties.

        We did not, since the beginning of fiscal year 2011, except as noted below, engage in any transaction, or series of similar transactions, nor do we have any currently proposed transaction, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the Company's average total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, nominees for election as a director during the period, beneficial owners of more than 5% of our common stock or members of their immediate family had, or will have, a direct or indirect material interest. Since the beginning of fiscal year 2013, the Company has paid Robert E. Woods Professional Association (the law firm of Mr. Woods, our Secretary and one of our directors) $246,202 in fees for providing legal services to the Company on an outsourced basis. These fees covered work by both Mr. Woods and an associate attorney. During fiscal year 2012 the Company paid Mr. Woods $312,891 in fees for providing legal services to the Company on an outsourced basis. During fiscal year 2011 the Company paid the law firm of Mr. Woods $336,236.25 in fees for providing legal services to the Company on an outsourced basis. These fees covered work by both Mr. Woods and an associate attorney.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the 1934 Act requires the Company's directors, and executive officers, and persons who beneficially own more than ten percent (10%) of the Company's Common Stock, to file with the Securities and Exchange Commission ("Commission") initial reports of beneficial ownership and reports of changes in beneficial ownership of common shares of the Company. Specific due dates for those reports have been established, and the Company is required to disclose in this Information Statement any failure to file by those due dates during fiscal 2012. Directors, officers and greater than ten percent shareholders are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended December 29, 2012, all Form 3, Form 4 and Form 5 filing requirements were met for fiscal year 2012.

Security Ownership of Principal Shareholders and Management

Beneficial Ownership by Principal Shareholders

        The table below sets forth certain information, as of August 29, 2013 (except as otherwise expressly indicated), as to each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	478,000	(1)	9.3%
Norman H. Pessin and Sandra F. Pessin 366 Madison Avenue, 14th Floor New York, NY 10017	458,420	(2)	8.97%

(1)
As reported in its Schedule 13G filed with the SEC on August 30, 2013, Heartland Advisors, Inc., an investment advisor, and William J. Nasgovitz have shared voting and dispositive power over all of the shares. Mr. Nasgovitz disclaims beneficial ownership of such securities.

(2)
As reported in a Schedule 13D/A filed with the SEC on June 1, 2012, Norman H. Pessin has sole voting power and sole dispositive power with respect to 406,376 shares, and Sandra F. Pessin has sole voting power and sole dispositive power with respect to 52,044 shares.

Beneficial Ownership by Management

        The table below sets forth certain information, as of August 29, 2013, concerning the beneficial ownership of the outstanding shares held by directors, named executive officers in the Summary Compensation Table, and executive officers and directors as a group.(1)

Name	Common Shares(1)	Aquirable Within 60 Days(2)	Total Ownership	Percent of Class
Brigid A. Bonner	2,600	8,800	11,400	*
Krzysztof K. Burhardt	5,600	14,000	19,600	*
Lynn L. Blake(3)	21,000	12,500	33,500	*
Joseph T. Dunsmore	1,200	5,600	6,800	*
Galen G. Johnson	59,200	5,600	64,800	1.26%
Brittany B. McKinney	68,624	90,624	159,248	3.06%
Douglas C. Neve(4)	28,385	6,800	35,185	*
Robert E. Woods	—	—	—	*
All Directors and Executive Officers as a group (8 persons)(5)	186,609	143,924	330,533	6.28%

*
Less than one percent.

(1)
Except as otherwise indicated, each person possesses sole voting and investment power over the shares shown above.

(2)
This number represents shares that can be purchased by exercising stock options which were exercisable, or will become exercisable, within 60 days of August 29, 2013. Ms. McKinney and Ms. Blake hold unvested restricted stock units for 20,624 and 12,500 shares of Common Stock, respectively. The unvested restricted stock units are not reflected in this table, however, the restricted stock unit awards will become fully vested on a change in control.

(3)
Includes 8,500 shares held in a revocable trust.

(4)
Includes 2,800 shares held by Mr. Neve's wife's IRA, to which Mr. Neve disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)
The total for directors and officers excludes William R. Wolff, as he was not serving as an executive officer at the end of fiscal year 2012.

Changes in Control

        To the knowledge of the Company, no change in control of the Company has occurred since the beginning of the last fiscal year. However, the Offer, if consummated as described in the Offer to Purchase, will result in a change in control of the Company as described herein. See the Offer to Purchase for additional information concerning the Offer, Purchaser and Parent.

ANNEX II

August 27, 2013

Special Committee of the Board of Directors
Analysts International Corporation
7700 France Avenue South
Suite 200
Minneapolis, MN 55435

Members of the Special Committee of the Board of Directors,

        We understand that Analysts International Corporation (the "Company"), American CyberSystems, Inc. ("Parent") and ACS Merger Corp., a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Merger Sub would commence a tender offer (the "Tender Offer") to purchase all issued and outstanding shares of the common stock, par value $0.10 per share, of the Company ("Common Stock") at a price of $6.45 per share, net to the seller in cash, without interest (the "Consideration"), and (ii) following either the consummation of the Tender Offer or Parent's election to convert the transaction to a one-step merger in accordance with the Merger Agreement, Merger Sub would merge with and into the Company, with the Company surviving the merger (the "Merger") as a wholly owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock that are owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the effective time of the Merger, all of which shares will be cancelled, or as to which dissenters' rights have been properly exercised), would be converted into the right to receive the Consideration. The Tender Offer and the Merger are collectively referred to herein as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        In connection with your consideration of the Transaction, you have requested our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft dated August 26, 2013 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and business information about the Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including financial projections and analyses relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company concerning the Company's historical and current operations and financial condition, the prospects of the Company, and characteristics and trends in the markets that the Company serves;

  (v)
  reviewed the share trading price history and valuation multiples for the shares of Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed appropriate;

  (vii)
  held discussions and negotiations with representatives of the Company and Parent; and

  (viii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company and that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Common Stock. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplate benefits of the Transaction.

        It is understood that our opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Cherry Tree & Associates, LLC.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory services to the Company, and have received fees for the rendering of such services. In addition, we may seek, in the future, to provide financial advisory services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Cherry Tree & Associates, LLC

CHERRY TREE & ASSOCIATES, LLC